18

05012753

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mesoblast Limited

*CURRENT ADDRESS Level 2, 517 Flinders Lane
Melbourne, Victoria 3000
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 23 2005
THOMSON
FINANCIAL

FILE NO. 82- 34929 FISCAL YEAR 6/30/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: luc
DAT : 11/22/05

AR/S 6-30-05

mesoblast

The adult stem cell company

asx announcement

MESOBLAST ANNOUNCES FINANCIAL YEAR RESULTS

Melbourne, Australia; 12 September 2005: Australian adult stem cell company, Mesoblast Limited (ASX:MSB), today reported its results for the year ended 30 June 2005.

Executive Chairman, Mr Michael Spooner, said today that Mesoblast is well positioned to capitalise on the company's substantial progress to date and to rapidly meet its commercial milestones.

"At 30 June 2005, Mesoblast's cash position was $15,093,834. Together with $2,645,969 held by our sister company Angioblast Systems Inc, total cash available for the joint development of the companies' adult stem cell technology was $17,739,803.

"The Board of Directors is confident that with its strong cash balance, Mesoblast will be able to deliver on its technical and commercial milestones in a disciplined and strategic manner.

"The company's major achievements in the first half of this year include establishing contract manufacturing of our unique adult stem cell technology for upcoming clinical trials, building a framework and infrastructure to meet timelines for the filing of Investigational New Drug (IND) submissions to the United States Food and Drug Administration (FDA), commencing FDA-focused pre-clinical trials, and obtaining Ethics Approval to commence pilot clinical trials.

"Revenue during the period was $502,885 by way of interest from interest bearing deposits. The company's policy is to hold its cash reserves in A rated or better deposits.

"Mesoblast's net loss for the period to 30 June 2005 was $1,517,141. The company was incorporated on 8 June 2004 and accordingly there are no comparative figures.

Mesoblast's total operating expenses for the period were $2,020,026 –

Research & Development	$755,590
Administration	$668,321
Interest Expense	$107,117
Equity Accounted Losses	$488,998.

"The capital structure of the company is wholly equity with 93.51 million shares including founder shares totalling 44 million which are held in escrow for a two-year period to 16 December 2006.

"Significant cash movements during the period included ASX Listing Expenses of $1,994,792 and a $4 million investment by way of a part payment to Angioblast.

"An amount of $488,998 was taken up by way of Mesoblast's equity accounted loss in the operations of Angioblast plus amortisation of goodwill.

"All payments made to Angioblast have been used strictly in adherence with pre-determined milestones in a Joint Expenditure Program enabling both companies to simultaneously develop the same adult stem cell technology platform for orthopaedic and cardiovascular applications.

"In the six months since our public listing, Mesoblast and Angioblast have made rapid progress in preparing our common platform technology for IND submissions.

"We are on time and within budget. We are very confident in the future of our company and eagerly await the commencement of pilot clinical trials in both orthopaedic and cardiovascular applications," Mr Spooner said.

About Mesoblast

Mesoblast Limited (ASX:MSB) is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage.

Mesoblast, which listed on the Australian Stock Exchange in December 2004, has the world wide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The technology has achieved outstanding results in pre-clinical in vivo studies in the regeneration and repair of large bone fractures.

The company has also acquired a 33.3% interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast will jointly fund and progress the core technology.

Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of pre-clinical and clinical milestones.

For further information, please call:

Julie Meldrum
Mesoblast Limited
0419 228 128
julie.meldrum@mesoblast.com

Appendix 4E

MESOBLAST LIMITED

ABN 68 109 431 870

Preliminary final report
Year ended 30 June 2005

Results for announcement to the market

				A$'000
Revenue and Net Profit (Loss)				
Revenues from ordinary activities	up	N/A	to	503
Profit (loss) from ordinary activities after tax attributable to members	up	N/A	to	(1,517)
Net profit (loss) for the period attributable to members	up	N/A	to	(1,517)

Dividends (Distributions)

Dividends (distributions)	Amount per security	Franked amount per security
Interim dividend	NIL	NIL
Previous corresponding period	NIL	NIL
Record date for determining entitlements to the dividend		N/A

Brief explanation necessary to enable the above to be understood:

The financial statements and the notes to the financial statements attached to this report have been audited and a copy of the audit report is included.

MESOBLAST LIMITED

2005

ANNUAL REPORT

CONTENTS

MESOBLAST LIMITED
ABN 68 109 431 870

MESSAGE FROM THE CHAIRMAN

As Chairman of Mesoblast Limited ("Mesoblast") and on behalf of your Board of Directors it gives me great pleasure to introduce you to the annual report of the company for the period ended 30 June 2005.

It is my clear intention within this short message to outline to you some of the achievements of our company over this period and our goals and strategies moving forward.

The company's vision is to become a world leader in major international markets associated with the rapid and definitive treatment of orthopaedic conditions including spinal disease, severe bone fractures as well as the regeneration of cartilage for people suffering arthritic disorders and intervertebral disc disease. Our immediate focus is to rapidly commercialise our unique and patented adult stem cell technology. Together with our sister company Angioblast Systems Inc. ("Angioblast"), we will also seek to commercialise adult stem cell therapies for a wider range of indications with massive market potential, including cardiovascular disease.

Significantly, our company, together with our brokers and advisors initiated an extremely successful initial public offering in December 2004 and maintained solid shareholder equity. In contrast it was a difficult year for publicly listed Australian biotechnology companies as shareholder equity dropped significantly across the vast majority of emerging companies in this sector. Our success is largely directly attributable to you, the shareholders of the company, who have maintained a belief in the company's adult stem cell technology and the significant markets that our technology may address.

Since listing the staff and executive of the company have worked diligently to establish a framework and infrastructure necessary to achieve our goals. We have accomplished a number of significant milestones and are firmly on track, on schedule and within budget. Specifically, over the past six months we have:

- Built an international team of expertise that will be the vanguard of our Investigational New Drug (I)submissions to the United States Food & Drug Administration (FDA)
- Received approval to commence pilot clinical trials in Australia
- Commenced the collation of data and information necessary to present our IND submissions
- Contracted partner organisations with the experience necessary to assist us with our goals

Importantly, our Board has focused on providing a transparent relationship with Angioblast in whom we have a 33.3% interest and whose primary focus is in developing our technology for use in cardiovascular markets. We have appointed Donal O'Dwyer an independent Mesoblast director to the Board of Angioblast to ensure on a daily basis that our endeavours are aligned and that progress is toward the joint imperative of IND submissions to the FDA.

Our future is very much associated with establishing, broadening and maintaining a solid patent portfolio. Mesoblast has spent considerable time and effort in ensuring that this process is well managed and at the forefront of many of our activities.

Our primary goal for the next 12 months is to make significant progress toward the submission of an IND application to the FDA. We expect to commence and where possible complete preclinical studies and to collect data necessary to support our IND submission. Furthermore, we will look to engage the FDA to ensure that there is, as much as is possible, consensus on the data required to complete a successful submission. Over the ensuing 12 months to June 2006 we will also look to establish Good Manufacturing Practice to support clinical trials and our IND submission. Importantly we will continue to strengthen management and increase the frequency and depth of communication with strategic stakeholders and the public.

We, the directors of your company are committed to the principles of Good Corporate Governance. Whilst further information on this topic is contained throughout the following elements of this report, I assure you that your Board is working diligently to ensure that good management and governance pervades the entire organisation.

In conclusion I would like to thank the staff and executive for their untiring efforts. On behalf of the Board I would also like to thank shareholders for their ongoing support.

Michael Spooner
Chairman

CHIEF SCIENTIFIC ADVISER'S REPORT

Overview of Operational Achievements

Mesoblast has made considerable progress this year, in line with its stated milestones in its December 2004 prospectus, in commercialising its proprietary adult stem cell technology for orthopaedic applications and, in conjunction with its sister company Angioblast Systems, for cardiovascular applications.

Since its proprietary adult stem cells do not induce reactions in unrelated recipient immune cells, Mesoblast aims to develop "off-the-shelf" therapies using adult stem cells obtained from universal donors, produced in large-scale centralised manufacturing facilities, and used in multiple unrelated recipients.

Mesoblast believes that this process of using donor-derived cells in unrelated recipients, termed allogeneic, will result in significantly reduced cost-of-goods, generation of a high margin business model, and the ability to meet pricing limits set by reimbursement authorities, enabling widespread uptake of the new therapies.

Highlights of specific progress made during the period to 30 June 2005 include:

- commenced large-scale GMP manufacturing of MPC in both Australian and United States-based facilities for pilot and FDA-sanctioned clinical trials
- commenced preclinical efficacy and safety trials at Colorado State University in support of the company's FDA submissions for long bone fractures and spinal fusion using Mesenchymal Precursor Cells (MPCs)
- partnered with a major international orthopaedic company for the supply of FDA approved materials for use in combination with MPCs in the orthopaedic preclinical trials
- obtained approval from the Ethics Committee of the John Hunter Hospital in Newcastle to begin a trial of up to 10 patients to evaluate the safety of injecting cultured MPCs into patients suffering from severe, debilitating chest pain due to multi-vessel coronary artery disease not responsive to other therapies
- submitted an application to the Ethics Committee of a second major Australian hospital to begin a trial of up to 10 patients to evaluate the safety of injecting cultured MPCs into patients suffering from non-healing long bone fractures
- demonstrated the ability to access governmental sources of funding for preclinical and clinical projects.

The Technology

Mesoblast's technology, developed over a period of more than 10 years by scientists at the Hanson Institute and the Institute of Medical and Veterinary Science in Adelaide, enables highly efficient extraction and scale-up of a certain type of adult stem cell population, called Mesenchymal Precursor Cells.

This technology relies on the identification of unique markers on the surface of the MPCs to which monoclonal antibodies bind, enabling the extraction of MPCs from the mixture of cells in their resident tissues to levels up to 1000-fold purer than can be generated using existing and competing technologies.

Human stem cells are the immature cells that give rise to all of the different types of mature cells that make up the organs and tissues of the adult body. Stem cells are found in the greatest number in the embryo since they are necessary for organ development, and continue to persist throughout life in adult tissues such as bone marrow, fat, skin and dental pulp.

The two types of stem cells found in the adult are haematopoietic, which give rise to new bone marrow and blood cells, and mesenchymal, which give rise to solid organs and tissues, such as bone, cartilage, fat, heart muscle, and arteries.

The transition from a stem cell to a mature, specialised adult cell is called 'differentiation'. Stem cells may be coaxed into becoming, among other tissues, blood cells, bone, cartilage, fat, blood vessels or heart muscle. This process of stem cell differentiation occurs in the body in response to different stimuli from the environment, and in the laboratory in response to various combinations of biochemicals.

Intellectual Property

During the period, Mesoblast, in conjunction with its sister company Angioblast, significantly strengthened and broadened US, Australian and international patents. The expanded patent portfolio relates to stem cell composition-of-matter, methods and reagents for stem cell isolation, culture and expansion, and specific applications of the stem cell technology in patients. The expanded patent position should significantly enhance and protect the rights of both Mesoblast and Angioblast, and strengthen their market opportunities.

Some of the specific advantages of Mesoblast's technology over other adult stem cell technologies are:

Precise identification and ease of isolation

Other methods for isolating stem cells from tissues generally rely on their physical properties, such as size and weight. However, the physical properties of MPCs are not unique and accordingly existing methods of extracting MPCs yield a mixed population of cells.

Mesoblast's technology gives a cell population containing up to 1000-fold greater concentrations of MPCs than those achieved by conventional methods of isolation. Higher proportions of MPCs mean more effective therapy and lower production costs.

Ease of expansion and scale-up

Most adult stem cells cannot be efficiently expanded in culture. In contrast, MPCs can be activated to grow and divide rapidly via special receptors on their cell surface that are bound by growth factors present in culture conditions used by Mesoblast as part of its proprietary process.

Lack of immunogenicity

From research undertaken to date it is apparent that MPCs taken from a universal donor (in much the same way as blood is donated) may be given to a completely unrelated recipient without fear of rejection. This eliminates the need for patient-specific therapy and opens the way for "off-the-shelf" products.

Business Case

Wide-ranging potential applications for diseases with unmet clinical needs

Due to the ability of MPCs to regenerate mesenchymal tissues such as bone, cartilage and arteries, Mesoblast's technology will provide cells with the potential to treat a wide range of conditions requiring tissue regeneration. Mesoblast will concentrate on treatments for bone fractures, osteoarthritis of joints such as the knee, and vertebral disc disease, and its partner, Angioblast, will concentrate on MPC-based treatments for heart and blood vessel diseases.

A low-cost, high-margin therapy akin to pharmaceutical products

The ability to scale-up a potent product, together with allogeneic use of the product (universal donor source material used in multiple unrelated recipients) means that Mesoblast's business model closely resembles that of companies with high-margin pharmaceutical-based sales models.

A pharmaceutical product with health care cost reimbursement

Many of the markets targeted for treatment by Mesoblast already receive health care cost reimbursement.

A combination of a commercially available and scalable MPC product combined with health care cost reimbursement will, we believe, deliver a highly profitable biological treatment which may deliver profits akin to pharmaceutical products.

Advantages over embryonic stem cells and absence of ethical issues

Mesoblast's MPC technology also has at least four advantages over embryonic stem cell technologies. These are:

- absence of ethical concerns
- fewer steps needed for tissue differentiation since already at more mature stage of development
- lower risk of cancer formation
- lack of recognition by recipient's immune system and possibility of use in unrelated recipients.

The Markets

Mesoblast has exclusive licence to underlying intellectual property to target all orthopaedic applications and together with Angioblast will also target cardiovascular applications.

Long bone fractures: bone regeneration

More than one million of the 5.6 million fractures occurring annually in the United States (US) alone are associated with healing difficulties in which repair processes stop before the break is completely repaired. Problems can occur due to ineffective immobilisation of the broken bone, disruption to the blood supply or infection.

From preclinical animal studies it is apparent that Mesoblast's MPC technology can generate both new bone and new blood vessels, enabling greater bone regeneration.

Vertebral disc degeneration: spinal fusion and disc repair

The intervertebral disc is a cartilage that cushions the stress forces on the spine and enables the normal rotation of the spine. With advancing age, there is progressive loss of the proteoglycan material that gives the disc its properties, and a consequent increased risk of damage to the spine. This process, termed degenerative disc disease, affects 20-25 per cent of the population.

Current treatments attempt to alleviate pain and inflammation in the early stages of the disc disease. In the late stages of the disease, the only treatment option is spinal fusion, where the surgeon implants bone fragments taken from a different site, usually the pelvis, into the intervertebral disc to obtain fusion. This frequently fails to work and results in pain and other complications at the donor site.

Mesoblast is developing therapeutic products targeting both the existing spinal fusion market, replacing the need for bone grafts, and the much larger vertebral disc regeneration markets to rebuild damaged intervertebral discs.

Knee cartilage degeneration and acute meniscal tears: joint repair

Inflammatory diseases of the joints, such as osteoarthritis, affect more than 43 million people in the US annually. Osteoarthritis results in loss of cartilage – which cannot repair itself after injury – at the surface of a joint which interferes with movement of the joint and is associated with pain. It typically occurs five to 15 years after the initial trauma that damaged the cartilage.

More than 10 million people in the US currently suffer from osteoarthritis of the knee, making it the most common joint disease. Risk factors include being overweight, joint injury, muscle weakness, other forms of arthritis and heredity.

Currently there is no effective therapy for progressive osteoarthritis. Current treatments attempt to alleviate painful symptoms but are unable to restore the cartilage lining the joint. Joint replacement is often the only option for restoring function.

Mesoblast believes that there is a significant knee arthroscopy market for chronic osteoarthritis and acute cartilage tears where clinicians in a normal clinical environment may look to inject MPCs to regenerate both cushioning and surface cartilage to permanently relieve pain and restore joint stability and freedom of movement.

Heart Attacks: Prevention of Heart Failure

Approximately 7.3 million American adults have had at least one heart attack in their lifetime, and over 1.1 million Americans will have a heart attack each year.

A heart attack occurs when a coronary artery becomes completely blocked for a period long enough to cause death of the area of heart muscle (myocardium) that receives its blood supply, oxygenation and nutrients from that artery. The major complication developing in survivors of heart attacks is subsequent onset of heart failure.

It has recently been shown that methods which increase the amount of blood vessels present in healthy heart muscle adjacent to the heart attack area can induce cardiac regeneration and effectively prevent heart failure after a heart attack. The larger the blood vessels that are created, the greater the preventative effect on post-infarct heart failure.

Injection of MPCs into hearts early after a heart attack uniquely results in growth of large calibre arterioles containing a smooth muscle outer layer that enables dilatation and can increase the amount of blood flow to healthy, but susceptible heart muscle. The end result is cardiac regeneration, cardiac protection, and significant improvement in heart function.

Mesoblast believes that catheter-directed injection of MPC products into heart muscle shortly after a heart attack has occurred will become part of the routine armamentarium to prevent the complication of heart failure.

Heart failure: Cardiac Regeneration

Congestive heart failure (CHF) affects approximately 5 million people in the U.S. (2% of the population), with 550,000 new cases and 45,000 deaths occurring each year.

The injured heart muscle is unable to pump strongly enough to maintain sufficient blood circulation to meet the needs of the body's other organs. No currently used therapies regenerate heart muscle or rebuild heart tissue, but merely alleviate heart failure symptoms such as shortness of breath and fatigue.

Mesoblast believes that MPCs may enable the damaged heart muscle to be rebuilt. It is anticipated that delivery of MPCs to the heart might occur either by direct catheter injection or by surgical implantation.

Peripheral arterial disease and skin wounds

In addition to heart disease, the use of MPCs for growth of new blood vessels will have direct application for patients with Peripheral Arterial Disease (PAD), numbering over 8 million in the US alone.

Most patients with significant PAD are diabetics, and the most common symptom is leg pain associated with exertion (claudication). In severe cases, wound ulceration and gangrene may occur due to inadequate blood flow to distal areas which become ischemic, ulcerate, and fail to heal. The main objective of therapy for PAD is to eliminate or reduce leg pain, heal wound ulcers, prevent gangrene, and maintain functional status.

Mesoblast anticipates that MPCs will be used in two ways in patients with PAD: (a) direct injection into the affected leg to increase formation of new blood vessels, increasing the likelihood of long-term limb salvage, and (b) local application to a wound site to provide both a source of blood supply and of new cells to repair and regenerate the wound.

Regulatory Strategy

Progress Towards the Submission of an IND

The company's primary goal as set out in our prospectus has been the accumulation of data and the production of information to support the filing of Investigational New Drug (IND) submissions to the United States Food and Drug Administration (FDA). It is important to note that an IND submission is a substantial document that if successful will enable the company and or its partner organisations to undertake clinical regulatory trials to gain approval to market our MPCs. It is our intention to have completed the collection of data and information and to submit this document within a 2 to 2.5 year period from the date of our public listing.

As outlined in the prospectus, to file for INDs in the United States relating to allogeneic cell therapy products, we will be required to have in place documentation from three parallel components: (1) pilot clinical trial data in humans, (2) a manufacturing process for large-scale production of Mesoblast's proprietary adult stem cells to be used in clinical trials aimed at obtaining FDA market approval, and (3) safety and toxicologic data in large animal models.

Mesoblast has made significant progress in each of these areas, and, importantly, has sufficient funds to complete all preclinical and manufacturing tasks, as outlined in the December 2004 prospectus, necessary for IND submissions to the FDA for its stated orthopaedic and cardiovascular clinical applications.

Some of the areas that the company has successfully demonstrated progress include:

Pre-Clinical Studies

To assist us with data collation and synthesis of information, we have engaged a regulatory affairs team based in both the United States and Australia. The team consists of highly credentialed specialists with significant experience in the successful submission of

INDs. Importantly, the scientists at the Hanson Institute and the Institute of Medical and Veterinary Science in Adelaide responsible for the scientific discoveries underpinning our technology have been contracted to provide the preparatory documentation, called the Standard Operating Procedure (SOP) necessary to support an IND submission.

During this year, Mesoblast entered into agreements with Colorado State University to perform preclinical dose-escalation trials of its proprietary, allogeneic adult stem cells for the treatment of long bone fractures and spinal fusion. These trials commenced in August, and initial results are expected after three months. They will support the company's IND applications for bone repair/regeneration to the FDA. Similar preclinical dose-escalation trials of the stem cell technology in heart disease will be performed by Mesoblast in conjunction with Angioblast, and contract research organisations in the US.

Mesoblast's technology lends itself for use in combination with a broad range of delivery devices and mechanical tools that are currently used in the treatment of various orthopaedic and cardiovascular diseases. For the large animal preclinical trials in long bone fractures and spinal fusion, Mesoblast has entered into an agreement with one of the world's largest medical devices company's which specialises in the orthopaedics area, to combine its stem cell technology with an FDA-approved carrier.

Combining our adult stem cells with such existing delivery devices will enhance the outcome of the medical procedure, and will open the possibility to strategic partnerships with international device manufacturers and market leaders.

Clinical Program

The company is committed to a series of Pilot Clinical Trials in Australia of its MPC technology. In the first clinical trials, the source of the adult stem cells will be the patients' own bone marrow (termed autologous). The purpose of these trials will be to gain valuable clinical experience and to obtain valuable proof of concept data for our IND submissions.

Mesoblast has already received approval from the Human Research Ethics Committee at the John Hunter Hospital in Newcastle to begin a clinical trial of its adult stem cell therapy in up to ten patients with severe coronary artery disease. Mesoblast anticipates first patient recruitment for this trial to occur shortly.

A second clinical trial submission has been made to the Human Research Ethics Committee of a leading Australian hospital to test Mesoblast's proprietary adult stem cells in patients with severe long bone fractures. Mesoblast anticipates receiving ethics committee approval for this second trial later this year, with first patient recruitment expected to occur shortly thereafter.

Manufacturing

Earlier this year, Mesoblast entered into a contract manufacturing agreement with Cell Therapies Pty Ltd, the commercial arm of Melbourne's Peter MacCallum Cancer Centre. Under this agreement, Cell Therapies will produce all of Mesoblast's proprietary MPCs for the pilot clinical trials.

The primary objective of these pilot clinical trials will be to assess the safety of the adult stem cell isolation and culture process, which will be performed to Good Manufacturing Practice (GMP) standards. Since the cell culture process for these pilot trials will closely parallel definitive large-scale production for clinical trials aimed at obtaining FDA market approval, the results will form a key component of the company's orthopaedic and cardiovascular IND applications to the FDA.

More recently, Mesoblast entered into an agreement with a leading United States life sciences company and one of the world's leading cell therapy manufacturers, to begin process development for large-scale GMP production of Mesoblast's proprietary, allogeneic adult stem cells. This lifesciences company has already produced under contract large amounts of sheep MPCs for Mesoblast's pre-clinical safety and efficacy trials at Colorado State University.

Appointment of Scientific Advisory Board

A number of important appointments were made to the Scientific Advisory Board (SAB). The SAB members are internationally-renowned individuals with expertise in stem cell biology, orthopaedic diseases, and cardiovascular diseases. It is anticipated that the SAB will play a leading role in both the pre-clinical and clinical trial programs undertaken by the company. The Advisory Board includes:

Professor Silviu Itescu (Chairman)
Professor Peter Ghosh
Professor Richard Gilbert
Professor Robert Graham
Professor Stephen Graves
Professor Henry Krum
Professor Joseph Lane

Professor Silviu Itescu

Chief Scientific Adviser

MESOBLAST LIMITED
ABN 68 109 431 870

BOARD OF DIRECTORS AND COMPANY PARTICULARS

DIRECTORS	Michael Spooner Silviu Itescu Byron McAllister Donal O'Dwyer
SECRETARY & CHIEF FINANCIAL OFFICER	Kevin Hollingsworth
REGISTERED OFFICE	Level 2 517 Flinders Lane MELBOURNE VIC 3000 Telephone (03) 9629 5566 Facsimile (03) 9629 5466
COUNTRY OF INCORPORATION	Australia
BUSINESS ADDRESS	Level 39 55 Collins Street Melbourne VIC 3000 Telephone (03) 9639 6036 Facsimile (03) 9639 6030
AUDITORS	PKF Chartered Accountants Level 11, CGU Tower 485 La Trobe Street MELBOURNE VIC 3000
SOLICITORS	Middletons Lawyers Level 29 200 Queen Street MELBOURNE VIC 3000
BANKERS	National Australia Bank Ltd 221 Drummond Street Carlton VIC 3053
SHARE REGISTRY	ASX Perpetual Registrars Limited Level 4/ 333 Collins Street Melbourne VIC 3000
STOCK EXCHANGE LISTING	Australian Stock Exchange (ASX Code: MSB)

MESOBLAST LIMITED
ABN 68 109 431 870

DIRECTORS' REPORT

The Board of Directors of Mesoblast Limited has resolved to submit the following report together with the financial statements of the company for the period from 8 June 2004 to 30 June 2005.

Directors

Directors of the Company in office at any time during or since the end of the year:

Mr. Michael Spooner (Chairman and Non Executive Director) – appointed 29 September 2004. Appointed Executive Chairman 15 August 2005.

Professor Silviu Itescu (Director and Chief Scientific Advisor) – appointed 8 June 2004

Mr. Byron McAllister (Non Executive Director) – appointed 29 September 2004

Mr. Donal O'Dwyer (Non Executive Director) – appointed 29 September 2004

Mr. Peter Rado – appointed 8 June 2004; retired 29 September 2004

Mrs. Gisella Itescu – appointed 8 June 2004; - retired 29 September 2004

The Vision for Mesoblast

To become a world leader in major international markets associated with rapid and definitive treatment of orthopaedic conditions, including severe bone fractures, spinal diseases, and diseases needing regeneration of joint and vertebral disc cartilage. Our immediate focus is to commercialise our unique proprietary adult stem cell therapy. Together with our United States-based sister company, Angioblast Systems; Mesoblast will also seek to commercialise adult stem cell therapy for a broad range of indications with very large unmet global markets, including cardiovascular diseases.

Principal Activities

Public Listing

Mesoblast Limited was incorporated in Australia on 8 June 2004 and listed on the Australian stock exchange in 16 December 2004. Its primary activity is associated with the commercialisation of unique intellectual property associated with the isolation, culture, and scale-up of adult stem cells referred to as Mesenchymal Precursor Cells or MPCs.

The company's principal commercial focus relates to orthopaedic applications of the adult stem cell platform, including long bone fractures, spinal disease and cartilage repair.

The company's debut to the ASX was marked by strong interest from the investment community. Since listing, the company has acquired a 33.3% interest in Angioblast Systems Inc., a company based in the United States and whose focus is to commercialise the MPC technology for cardiovascular diseases.

Joint Expenditure Program

The listing has enabled Mesoblast to commence funding a number of tasks required to develop and commercialise our adult stem cell technology for orthopaedic applications, and, through our investment in Angioblast, to simultaneously develop the same technology platform for cardiovascular applications. Funds invested have been earmarked specifically for the joint development of our technology.

Importantly, since the December 2004 listing we have together with Angioblast built a small, but highly effective, team of very experienced and dedicated clinical and regulatory specialists who will provide the nucleus to deliver cost effective and timely progress.

Human Capital

Our employees, consultants and partner organisations are the cornerstone to achieving success, and the company gratefully recognises and encourages excellence.

Our strategy with respect to human capital is to focus on attracting and retaining world-class resources. Where possible, the company looks to engage best of breed skills and services from national and international organizations with the experience, equipment and qualification necessary to deliver.

As a consequence we look to build a focused organization with highly respected and qualified individuals, and low recurring costs.

Highlights

Our Joint Expenditure Program in conjunction with Angioblast has accomplished much since our IPO on 16 December 2004.

Specifically, we have:

- built a highly effective international team of clinical and regulatory specialists to drive the IND submissions to the FDA
- participated in numerous investor and clinical conferences and published quarterly shareholder updates as part of a structured communications strategy
- contracted Australian and United States-based GMP facilities for large-scale manufacture of MPC for pilot and FDA-sanctioned clinical trials
- contracted with Colorado State University to undertake pivotal large animal studies as a key point of data collection in support of the company's FDA submissions for long bone fractures and spinal fusion
- entered into a significant agreement with a major international orthopaedic company for the supply of FDA approved materials
- submitted Ethics Committee applications to two major Australian hospitals to begin clinical trials in orthopaedic and cardiovascular indications
- obtained approval to commence a clinical trial evaluating the safety of injecting cultured MPCs into patients with severe coronary artery disease
- appointed Mr. Michael Spooner on 15 August 2005 to the role of Executive Chairman for a period to 30 June 2006 in response to the company's rapid escalation in activity.

The Directors are excited at the prospect of commencing the pilot clinical trials and look forward to the company reporting outcomes in due course, in close co-ordination with the hospitals and clinicians. At all times we will respect and insure the confidentiality and privacy of patients involved.

The Directors are also delighted that the company has already been able to attract a major international orthopaedic partner for its preclinical trials, and view this agreement as an important early indicator as to the opportunity for deals that may be entered into by Mesoblast in due course.

Financial Results

Operating Results

The loss of the company after providing for income tax was $1,517,141.

At 30 June 2005, the company's cash position was $15,093,834 (Angioblast's cash position was $2,645,969). Significant movements during the period included ASX Listing Expenses $1,994,792 and a $4m investment by way of a part payment to Angioblast.

Mesoblast's net loss for the period to 30 June 2005 was $1,517,141.

The company was incorporated 8 June 2004 and accordingly there are no comparative figures.

Revenue during the period was $502,885 by way of interest from interest bearing deposits. The company's policy is to hold its cash reserves in A rated or better deposits.

Total operating expenses for the period were $2,020,026 being: -

Research & Development	$755,590
Administration	$668,321
Interest Expense	$107,117
Equity Accounted Losses	$488,998

The capital structure of the company is wholly equity with 93.51 million shares on issue. Founder shares totalling 44 million are held in escrow for a two-year period to 16 December 2006.

Mesoblast was formed in order to develop and commercialise adult stem cell technology which was developed over a period of more than 10 years. Costs incurred for the period to 30 June 2005 reflect development activity associated with engaging specialist contractors as well as set up costs.

An amount of $488,998 was taken up by way of Mesoblast's equity accounted loss in the operations of Angioblast (inclusive of amortization of goodwill). Angioblast and Mesoblast are jointly developing and funding the development and commercialisation of the adult stem cell technology.

Dividends

No dividend has been paid during the year and the Directors do not recommend that any dividend be paid for the year ended 30 June 2005

Significant Changes in the State of Affairs

No significant changes occurred in the state of affairs of the company during the financial year other than those disclosed in the review of operations.

Events Subsequent to Balance Date

As reported by way of an ASX announcement Mr. Michael Spooner was appointed Executive Chairman effective 15 August 2005 for a period to 30 June 2006. This appointment reflected the developments of the company to date and its goals over the next twelve months.

Mr. Spooner is a seasoned and successful executive with international experience and a deepseated understanding of the company's technology and markets.

As a full time executive Mr. Spooner will primarily focus on enhancing stakeholder communications. Additionally, he will support the activities of the management team in continuing to achieve timely clinical and regulatory milestones.

For the period from date of appointment from 15 August 2005 to 30 June 2006, Mr. Spooner's remuneration as negotiated by the Board, exclusive of his director's fees, includes a Base Remuneration of $196,875 and a Bonus up to $150,000 strictly at the Board's discretion on the basis of successful completion of up to seven critical milestones.

Either party may terminate this appointment at any time with 2 months written notice. The employment contract contains no requirement for termination payments other than normal leave entitlements.

In addition, 350,000 65 cent options will be vested on 31 December 2005 and a further 350,000 65 cent options will be vested on 30 June 2006. Options may be exercised at one third within the first 12 months of vesting and two thirds thereafter. Options granted have a three- year exercise period.

Business Strategy and Prospects for Future Years

It is our goal within the ensuing 12 months to 30 June 2006 to undertake substantial progress toward the company's stated strategy.

- Commence formal discussions with the FDA regarding our IND submissions
- Commence pilot clinical trials for at least two indications
- Undertake preliminary discussions with large international partner organisations
- Complete large animal studies to collect data in support of IND submissions
- Continue to build and industrially strengthen Mesoblast in a manner which will maximize shareholder value.

Further information concerning the business strategy and prospects for future years is disclosed in the Chief Scientific Advisor's report.

Options

The total number of shares of the Company for which options are outstanding at the 30 June 2005 was:

- Exercisable over 80,000 shares at $0.60 to 16 December 2006.
- Exercisable over 80,000 shares at $0.60 to 16 December 2007
- Exercisable over 400,000 shares at $0.55 to 30 December 2007
- Exercisable over 780,000 shares at $0.60 to 16 December 2008
- Exercisable over 4,320,000 shares at $0.55 to 29 September 2009

No person entitled to exercise an option had or has any right by virtue of the option to participate in any share issue of any other body corporate.

Indemnification of Officers and Auditors

During the financial year, the company has not indemnified or made a relevant agreement to indemnify an officer or auditor of the company or of any related body corporate against a liability incurred as such by an officer or auditor. The company has obtained insurance in respect of all directors and senior executives against all liabilities to other persons that may arise from their positions as directors and executives, except where the liability arises out of conduct involving a lack of good faith. A premium of $91,965 has been paid for this insurance.

Non-audit Services

The following amounts were paid to or are payable for non-audit services provided by auditors:

Independent Accountant	$45,000

The directors are satisfied that the provision of non-audit services during the year by the auditors is compatible with the general standard of independence for auditors imposed by the Corporations Act.

The directors are satisfied that the provision of the non-audit services did not comprise the auditor independence requirements of the Corporations Act because the services provided were of an assurance nature. The audit committee has considered the services and is satisfied that the auditors have maintained independence.

Auditor's Independence Declaration

A copy of the auditor's declaration under Section 307C in relation to the audit for the period ended 30 June 2005 is attached.

Directors' Interest in Contract

No material contracts involving Directors' interests were entered into during the period or existed at the end of the financial year.

Environmental Regulations

The company's operations are not regulated by any significant environmental regulation under a law of the Commonwealth or of a State or Territory.

Likely Future Developments and Expected Results

Disclosure of information in addition to that provided in this report regarding likely developments in the operations of the company in future financial years and the expected results of these operations is likely to result in unreasonable prejudice to the entity. Accordingly, this information has not been disclosed in this report

INVESTMENT IN ANGIOBLAST SYSTEMS INC.

Short Description of Activities

Angioblast Systems Inc is a privately held New York-domiciled biotechnology company which is developing a number of technologies targeting broad cardiovascular applications. The company was incorporated on 27 April 2001 in Delaware, United States.

Angioblast's principal focus is to commercialise cardiovascular applications of the common MPC technology platform developed by and acquired from the Hanson Institute/ Institute of Medical and Veterinary Science in South Australia.

Investment in Angioblast

In accordance with Mesoblast's prospectus at the date of the company's IPO, Mesoblast Limited acquired a 33.3% interest in Angioblast Systems Inc. for an initial outlay of $2 million. This interest is non dilutable until such time both companies have submitted IND submissions with the FDA. As a condition of the investment, Mesoblast has obtained an independent seat on Angioblast's Board of Directors, details of which are set out below.

In addition to the non-dilutable nature of Mesoblast's investment, and under the terms of the stockholder's agreement, Mesoblast committed to a further $4 million injection of funds into Angioblast in equal quarterly installments. Under the agreement, these installments require Mesoblast's approval prior to transfer, which is only provided following Angioblast's satisfactory demonstration of strict adherence to a pre-approved expenditure schedule. This schedule forms a part of the Mesoblast/Angioblast Joint Expenditure Program for pre-clinical and clinical development of the common MPC technology platform. Angioblast's strict adherence to this expenditure schedule is reviewed monthly by the Mesoblast independent representative on Angioblast's board,

At 30 June 2005 funds forwarded to Angioblast are as follows: An initial $2 million was paid at the time of Mesoblast's listing. A further $2 million has been paid in two equal quarterly instalments, bringing the total cash investment by Mesoblast to $4 million for the period to 30 June 2005.

An additional $2 million will be paid in quarterly instalments in the 2005/2006 financial year provided that Angioblast adheres to the pre-approved expenditure schedule.

A final payment of $4 million, in quarterly instalments, is contingent upon Angioblast meeting major, well-defined commercialisation milestones, and may be paid in 2006/2007 financial year (see Note 19 a).

Specifically, these milestones relate to Angioblast's responsibility to successfully complete development of MPC Standard Operating Procedures (SOP) meeting rigorous national regulatory standards sufficient for initiation of orthopaedic and cardiovascular human clinical trials. This final payment will be used by Angioblast to meet its obligations as defined in the pre-approved Mesoblast/Angioblast Joint Expenditure Program to develop IND submissions to the FDA.

During the year ended 30 June 2005, Angioblast expenditure items for Research and Development, amounting to $964,536, and for General Administration, amounting to $195,636, are directly attributable to the joint development of the MPC Stem Cell technology.

Board of Directors of Angioblast Systems, Inc.

Non-Executive Chairman: Mr. Carter Eckert has over 25 years experience in the global healthcare and pharmaceuticals industry. Between 1995-2001 Mr. Eckert served as President and Chief Executive Officer of Knoll Pharmaceuticals and President of the Americas for Knoll's parent company, BASF Pharma. As a member of BASF Pharma's Global Pharmaceutical Board, he was responsible for global therapeutic franchises and corporate transactions. His efforts culminated in the March 2001 sale of BASF's Pharmaceuticals Division to Abbott Laboratories for $6.9 billion in cash. Between 1986-1995, Mr. Eckert was with Boots Pharmaceuticals, Inc., first as Chief Operating Officer and then President and Chief Executive Officer. Previously, Mr. Eckert was for over a decade with Baxter Travenol Laboratories, Inc., where he was President of Baxter's Prescription Pharmaceutical Division. . Between 1997-2001 Mr. Eckert served on the Board of Directors of the Pharmaceutical Research and Manufacturing Association of America (PhRMA), and is currently on the Board of Directors of OraSure Technologies, Inc., and Boron, Lepore & Associates, Inc. Mr. Eckert holds a BS in Chemical Engineering from Illinois Institute of Technology and an MBA from Northwestern University

Director: Professor Silviu Itescu is the founder of both Mesoblast Limited and Angioblast Systems, Inc. His details are set out in the latter sections of this report.

Non-Executive Director: Mr. Donal O'Dwyer is a member of Mesoblast's Board of Directors and is the company's independent representative on the Board of Angioblast. His details are set out in the later sections of this report.

Non-Executive Director: Mr. Michael Esposito. As a senior partner at Norbridge Inc., a Boston-based consulting firm, Mr. Esposito has over 15 years of experience in a variety of functionally-oriented and corporate planning assignments for the pharmaceutical, biotechnology, medical equipment/supply/device companies and diagnostic companies around the world, including operating companies in the Johnson & Johnson group.

He has been involved in acquisition and due diligence analysis across a wide range of medical and pharmaceutical industries, and development of manufacturing facility strategies and rationalisation analysis. Mr. Esposito was vice president with Arthur D. Little for 15 years, and worked in product management for the Roerig Division of Pfizer developing and implementing product marketing strategies. He received his MBA from the Amos Tuck School at Dartmouth College and a B.S from the Massachusetts College of Pharmacy.

Information on Directors and Management Personnel

Name and Special Responsibilities	Qualifications and Experience
Michael Spooner Non Executive Director and Chairman - Bcom, ACA, MAICD *Shares: 839,255 (i)* *Options: 400,000*	Mr Spooner is a well known and highly respected business leader. He has an extensive network of relationships with investment firms and business communities across the globe, having spent the majority of the past 25 years living and working internationally. Mr. Spooner has an outstanding track record in the rapid international commercialization of high growth companies including within the medical application and commercial technology sectors. Most recently, Mr. Spooner was Managing Director & CEO of Ventracor Limited where he led the transformation of a small Australian listed life sciences company into the second highest performing stock on the S&P/ASX 200 index in 2003. He was a Principal Partner and Director of Consulting Services with PriceWaterhouse Coopers (Coopers & Lybrand) in Hong Kong for 7 years. Currently, Mr. Spooner advises a number of high growth corporations and is a non-executive director of Peplin Limited
Donal O'Dwyer Non Executive Director - BE, MBA *Shares: 200,000 (ii)* *Options: 150,000*	Mr. O'Dwyer has almost 20 years experience as a senior executive in the global cardiovascular and medical devices industries. From 1996 to 2003, Mr. O'Dwyer worked for Cordis Cardiology, the cardiology division of Johnson & Johnson's Cordis Corporation, initially as its president (Europe) and from 2000 as its worldwide president. Cordis is the world's largest manufacturer of innovative products for interventional medicine, minimally invasive computer-based imaging, and electrophysiology. In his role, Mr. O'Dwyer led Cordis through the launch of the revolutionary Cypher drug eluting coronary stent technology, and saw the company take over number one market share of coronary stents worldwide. He directly supervised an increase in sales from $US500 million in 2000 to $US2 billion in 2003. Prior to joining Cordis, Mr. O'Dwyer worked for 12 years with Baxter Healthcare, rising from plant manager in Ireland to president of the Cardiovascular Group, Europe, now Edwards Lifesciences. Mr. O'Dwyer is a qualified civil engineer, has an MBA and is on the board of a number of companies including Cochlear Limited and Sunshine Heart Inc.
Byron McAllister Non-Executive Director - BS M.Agr *Shares: Nil* *Options: 150,000*	Mr. McAllister has extensive expertise in product development, quality assurance, and obtaining FDA regulatory approvals within the healthcare industry. He has extensive expertise within the biologics, pharmaceutical and medical device industries, and has prepared full documentation for approval by the U.S. FDA, UK MCA, and other world health regulatory authorities. Most recently, Mr. McAllister has served as Vice President, Worldwide Quality Assurance, for the Ares-Serono Group based in Geneva and Boston, overseeing operations in over a dozen countries. Mr. McAllister has held senior management positions in manufacturing and quality assurance with Abbott Laboratories' Ross Laboratories and Diagnostics Divisions, Amersham Corporation, and Coulter Electronics Corporation. He is a member of the PDA (Parenteral Drug Association), American Society For Quality (ASQ), and the Regulatory Affairs Professionals Society (RAPS)
Silviu Itescu Director and Chief Scientific Adviser - MBBS (Hons), FRACP, FACP, FACR *Shares: 43,120,000* *Options: Nil*	Professor Itescu is on the medical faculties of both Columbia University in New York and the University of Melbourne. He has established an outstanding international reputation in the fields of stem cell biology, autoimmune diseases, organ transplantation, and heart failure. In these areas of focus he has gained broad experience, from basic research in the laboratory through to new drug development and clinical evaluation. Most recently he has pioneered novel approaches to the use of adult stem cells for the treatment of heart disease, is leading international collaborative trials in this area, and has been an advisor on cell therapy for cardiovascular diseases to both the United States President's Council on Bioethics and the United States FDA Biological Response Modifiers Advisory Committee **(BRMAC)** Professor Itescu has consulted for various international pharmaceutical companies, has been an adviser to biotechnology and health care investor groups, and is a non-executive director of Amrad Corporation and Ambri Limited. Professor Itescu is the founder of both Mesoblast Limited and Angioblast Systems, Inc.
Paul Rennie Chief Operating Officer - B. Sc., MBM, MS	Mr. Rennie has over 25 years experience in marketing and business development within the Australian "biomedical and pharmaceutical industry. He was formerly Director of Business Development for Soltec, a wholly owned subsidiary of F H Faulding & Co., Ltd., with focus on developing improved pharmaceutical drug delivery systems. Previously, as Business Development Manager for the Biosciences Division

of Bonlac, he led the commercialisation strategies and licensing negotiations between Bonlac's CPP-ACP technology to Warner Lambert. Between 1990-1994 he held various positions with the global pharmaceutical company Merck Ltd, where as National Sales and Marketing Manager he was responsible for Australia-wide sales of pharmaceuticals, analytical reagents, environmental monitoring products, and scientific research products. In this capacity, Mr. Rennie implemented a new strategic plan which contributed to transforming Merck Australia from having a loss in 1993 to record sales and profits in 1996.

Kevin Hollingsworth

Chief Financial Officer and Company Secretary – FCPA, FCMA

Shares: 20,000 (iii)

Options: Nil

Mr. Hollingsworth is a Fellow of CPA Australia, and a past chairman of both the National and Victorian Industry and Commerce Accountants Committees. He is also a Fellow of the Chartered Management Accountants. Mr. Hollingsworth has most recently been non-executive director and company secretary for Alpha Technologies Corporation Ltd, a global company with operations in the US, Mexico and China, designing and manufacturing temperature sensors for disposable medical devices, as well as precision thermometry and instrumentation for the biotechnical and life science industry.

(i) Of these 639,255 are held by Dr Anne Spooner over which Michael Spooner has no controlling interest.
(ii) Of these 200,000 are held in a family trust over which Donal O'Dwyer has no controlling interest.
(iii) Of these 20,000 are held in a family trust over which Kevin Hollingsworth has no controlling interest.

Directorships of other Listed Companies

Directorships of other listed companies held by directors in 3 years immediately before the end of the financial year are as follows:

Director	Company	Period of Directorship
Michael Spooner	Peplin Limited Ventracor Limited	From February 2004 From November 2001 until November 2003
Donal O'Dwyer	Sunshine Heart Inc	From July 2004
Silviu Itescu	Amrad Corporation Limited Ambri Limited	From July 2003 From September 2003

Share options

Share options granted to directors and executives

(a) Details of share options granted during and since the end of the financial year to the directors and executives of the company include:

Directors and executives	Number of options granted	Issuing entity	Number of ordinary shares under option
M Spooner	400,000	Mesoblast Limited	400,000
D O'Dwyer	150,000	Mesoblast Limited	150,000
B McAllister	150,000	Mesoblast Limited	150,000
S Itescu	-	Mesoblast Limited	-
P Rado	-	Mesoblast Limited	-
G Itescu	-	Mesoblast Limited	-
P Rennie	240,000	Mesoblast Limited	240,000
K Hollingsworth	-	Mesoblast Limited	-

(b) Details of unissued shares or interest under option are:

Issuing entity	Number of shares under options	Exercise price of options	Expiry date of options
Mesoblast Limited	80,000	0.60	16/12/2006
Mesoblast Limited	80,000	0.60	16/12/2007
Mesoblast Limited	400,000	0.55	30/12/2007
Mesoblast Limited	780,000	0.60	16/12/2008
Mesoblast Limited	4,320,000	0.55	29/09/2009

Each share option converts into one ordinary share of Mesoblast Ltd on exercise. The options carry neither rights to dividends nor voting rights

(c) Details of shares or interest issued during the financial year as a result of exercise of an option:

There were no shares or interest issued during the financial year as a result of exercise of an option

Director's Shareholdings

The following table sets out each director's relevant interest in shares and options in shares of the company or a related body corporate as at the date of this report.

Directors	Fully paid ordinary shares	Partly paid ordinary shares	Executive share options
M Spooner (i)	839,255	-	400,000
D O'Dwyer (ii)	200,000	-	150,000
B McAllister	-	-	150,000
S Itescu	43,120,000	-	-
P Rado	-	-	-
G Itescu	-	-	-

Note:

(i) Of these 639,255 are held by Dr Anne Spooner over which Michael Spooner has no controlling interest.
(ii) Of these 200,000 are held in a family trust over which Donal O'Dwyer has no controlling interest.

Remuneration Report

Our goal is to engage and promote excellence at a Board level, in staff members and partner organisations. Clearly the company looks to engage the services of individuals and organisations with the experience necessary to assist the company in meeting its strategic targets. The Board of Directors has determined that recurring costs through full time employment should be held to a minimum wherever possible. Accordingly, careful consideration is given to engaging full time staff and where possible specific tasks and projects important to the company's goals are subcontracted to partner organisations.

Director fees were determined as at the date of the company's public listing and by reference to industry standards. Components of the remuneration package include a cash element together with unquoted medium term options. A limit to total directors' fees has been set at $500,000.

At the date of this report all matters associated with the recruitment of senior staff are referred to the full Board for its consideration and approval. The remuneration of senior staff members are based upon a cash element including superannuation together with an "at risk" element or annual bonus as well as a long term incentive program including unquoted options. Long-term incentive arrangements have been provided by participation in share option plans to ensure key employees maintain a long-term interest in the growth and value of the company. As the company is still in its research and development stage its incentive program is based on staff achieving milestones.

The Company has entered into a 3 year consultancy agreement with Mr Silviu Itescu to provide consultancy services and to manage the Company's research and development work. In consideration Mr Itescu will receive $125,000 in the first year and during each subsequent year of his engagement- such sum (being not less than $125,000) as is determined by the Board from time to time. The consultancy agreement contains no requirement for termination payments.

During the first period following listing of the company on the ASX, it was also standard practice to align the interests of the Directors with the long-term goals of the company by granting options to non-executive directors

All unquoted options are granted in accordance with the company's stated options program as was contained within its prospectus. The options were not performance related except for Paul Rennie and Byron McAllister. Options are priced at a premium to the company's share price and become valuable to executives and officers only when shareholders have received an increase in shareholder wealth. Options granted carry a three--year expiry term. Options automatically expire within 30 days of cessation of employment.

Performance conditions were attached to the following options: -

Paul Rennie was granted options that will progressively vest/become exercisable in three tranches as follows: -

1 Tranche A – 80,000 options, on achieving an SOP (Standard Operating Procedure) for the manufacture of cells;

2 Tranche B – 80,000 options, on completing human preclinical trials for a Mesoblast Orthopaedic Application of the licensed technology; and

3 Tranche C – 80,000 options, approval of Mesoblast's FDA IND (Investigative New Drug) approval.

Byron McAllister was granted options that will progressively vest/become exercisable as follows: -

1 In respect of 75,000 options, the Company must achieve Investigational New Drug approval from the US Food and Drug Administration for initiating multi-centre orthopaedic clinical trials within a period of two years after the Date of Grant before those options can be exercised;

2 In respect of 75,000 options, Angioblast Systems Inc. must achieve Investigational New Drug approval from the US Food and Drug Administration for initiating multi-centre cardiovascular clinical trials within a period of three years after the Date of Grant before those options can be exercised;

The performance conditions are in line with the Company's milestones.

The following tables are designed to provide information relating to the remuneration package for each of the directors and senior executives of the company.

Specified Directors' and Specified Executives Remuneration

SPECIFIED DIRECTORS

	Salary & Fees	Director's Fees	Committee Fees	Super-annuation Contributions	Incentives	Options	Total
	$	$	$	$	$	$	$
M Spooner	-	57,339	-	5,161	-	29,000	91,500
D O'Dwyer	-	27,523	-	2,477	-	10,875	40,875
B McAllister	-	30,000	-	-	-	10,875	40,875
S Itescu	124,167	-	-	-	-	-	124,167
Mr. P Rado	-	-	-	-	-	-	-
Mrs G Itescu	-	-	-	-	-	-	-
Total	124,167	114,862	0	7,638	0	50,750	297,417

SPECIFIED EXECUTIVES

The emoluments of Specified Executives of the company not mentioned above are as follows:

	Salary	Director's Fees	Committee Fees	Super-annuation Contributions	Bonus	Options	Total
	$	$	$	$	$	$	$
P Rennie	64,301	-	-	12,218	65,000	14,767	156,286
K Hollingsworth	50,000	-	-	-	-	-	50,000
Total	114,301	0	0	12,218	65,000	14,767	206,286

Note: The bonus paid to P Rennie was on his achievement of reaching his performance milestone which was the completion of the Standard Operating Procedure for the production of human autologous MPCs by 30 June 2005.

Value of options issued to Specified Directors and Specified Executives

The following table discloses the value of options granted during the year:

	Options Granted Value at grant date $ (i)	Percentage of total remuneration for the year that consists of options %	Proportion of option remuneration	
			Performance related %	Non-performance related %
M Spooner	116,000	31.7		100
D O'Dwyer	43,500	26.6		100
B McAllister	43,500	26.6	100	
S Itescu	-	-		
P Rado	-	-		
G Itescu	-	-		
P Rennie	52,080	9.4	100	
K Hollingsworth	-	-		
Total	255,080			

The total value of options granted is calculated based on the fair value of the option at grant date multiplied by the number of options granted during the year.

Directors Meetings

The number of directors' meetings held in the period each director held office during the financial year and the number of meetings attended by each director are:

	Directors' Meetings		Audit Committee	
	Held	Attended	Held	Attended
M Spooner – Appointed 29th September 2004	9	9	4	4
D O'Dwyer– Appointed 29th September 2004	9	9	4	4
B McAllister– Appointed 29th September 2004	9	9		
S Itescu – Appointed 8 June 2004	10	10	4	4
Mr. P Rado – Appointed 8th June 2004 - Resigned 29 September 2004	1	1		
Mrs G Itescu – Appointed 8th June 2004 - Resigned 29th September 2004	1	1		
Number of meetings held during the year	10		4	

Audit Committee

In accordance with Listing Rule 3C (3) (i) of Australian Stock Exchange Limited ("ASX"), the company advises that it does have an Audit Committee as at the date of this Report. During the year under review the Audit Committee held 4 meetings.

Signed in accordance with a resolution of the Board of Directors dated 6th September 2005.

Mr. Michael Spooner

Chairman

PKF

Chartered Accountants
& Business Advisers

Level 11, CGU Tower
485 La Trobe Street
Melbourne 3000
GPO Box 5099BB
Melbourne 3001

Tel: (03) 9603 1700
Fax: (03) 9602 3870

www.pkf.com.au

AUDITOR'S INDEPENDENCE DECLARATION
TO THE DIRECTORS OF MESOBLAST LIMITED

As lead engagement partner for the audit of Mesoblast Limited for the year ended 30 June 2005 I declare that, to the best of my knowledge and belief, there have been:

(i) no contraventions of the independence requirements of the Corporations Act in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.

PKF
Chartered Accountants

R A Dean
Partner

12 September 2005
Melbourne

CORPORATE GOVERNANCE

The Board of Directors of Mesoblast Limited is responsible for the corporate governance of the consolidated entity. The Board guides and monitors the business and affairs of the company on behalf of the shareholders by whom they are elected and to whom they are accountable. The company is committed to implementing the highest standards of corporate governance.

In setting its standards the company has considered the ASX Corporate Governance Council's *Principles of Good Corporate Governance and Best Practice Recommendations.* Whilst the company continues to develop and improve its corporate governance processes and standards, the Board is pleased to advise that Mesoblast's practices are largely consistent with the ASX guidelines.

In accordance with the Council's recommendations, the Corporate Governance Statement that follows contains certain specific information and discloses the extent to which the company has followed the guidelines during the 2005 year. Mesoblast's Corporate Governance Statement is structured with reference to the ASX Corporate Governance Council's principles and recommendations.

Details of all the recommendations can be found on the ASX Corporate Governance Council's website at www.asx.com.au/about/CorporateGovernance.

The Board had adopted a corporate governance policy and process prior to listing. Subsequently the board has undertaken a comprehensive review of the company's corporate governance policies and in due course will adopt a strengthened model that recognizes and reflects the ongoing development of the company. Much care will continue to been taken by the board to ensure that the model adopted will be relevant, efficient and cost effective to the company and its shareholders.

Principle 1 Lay solid foundations for management and oversight

In general, the Board is responsible for, and has authority to determine, all matters relating to the policies, practices, management and operations of the company. Specifically the board functions include:

- setting the overall company financial goals
- approving strategies, objectives and plans for the company's businesses to achieve these goals
- ensuring the business risks are identified and approving systems and controls to manage these risks and monitor compliance
- approving the Company's major HR policies and overseeing the development strategies for senior and high performing executives;
- approving financial plans and annual budgets;
- monitoring financial results on an on-going basis;
- monitoring executive management and business performance in the implementation and achievement of strategic and business objectives;
- approving key management recommendations (such as major capital expenditure, acquisitions, divestments, restructuring and funding);
- ratifying and approving the appointment and removal of executives;
- reporting to shareholders on the Company's strategic direction and performance including constructive engagement in the development, execution and modification of the Company's strategies;
- overseeing the management of occupational health and safety and environmental performance;
- determining that satisfactory arrangements are in place for auditing the Company's financial affairs;
- meeting statutory and regulatory requirements and overseeing the way in which business risks and the assets of the Company are managed.

The board approved a formal statement of delegation to Management on 16 December 2004

Principle 2 Structure the Board to add value

Directors are appointed to the Board based on the specific governance skills required by the company and on the independence of their decision making and judgment. The skills, experience and expertise relevant to the position of director held by each Director in office at the date of the annual report is included in the Director's Report. Each member of the Board is committed to spending sufficient time to enable them to carry out their duties as a Director of the Company.

As at 30 June 2005 the Board was comprised of a majority of independent Directors. Directors of Mesoblast are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with – or could reasonably be perceived to materially interfere with – the exercise of their unfettered and independent judgment. In the context of director independence, "materiality" is considered from both the company and individual director perspective. The determination of materiality requires consideration of both quantitative and qualitative elements. An item is presumed to be quantitatively immaterial if it is equal or less than 2% of the company's gross revenue or expenditure (whichever is the greater). In accordance with the definition of independence above, and the materiality thresholds set by the Board, the following Directors of Mesoblast were considered to be independent:

- Michael Spooner
- Donal O'Dwyer
- Byron McAllister

There are procedures in place, agreed by the Board, to enable Directors, in furtherance of their duties, to seek independent professional advice at the company's expense.

The term in office held by each non-executive Director in office at the date of this report is as follows:

Name	Position	Term
Michael Spooner	Chairman and independent director	0.5 years
Silviu Itescu	Executive director	1.0 years
Byron McAllister	Independent director	0.5 years
Donal O'Dwyer	Independent director	0.5 years

The skills, experience and expertise relevant to their position for all Directors is contained in the Directors' Report.

NOMINATION COMMITTEE

The Board has established a nomination committee comprising four Directors as follows:

Name	Position
Michael Spooner	Chairman and independent member
Silviu Itescu	Executive member
Donal O'Dwyer	Independent member
Byron McAllister	Independent member

Whilst the committee has been formed, given the size and nature of the company's operations to date the Board has chosen to discuss those matters usually considered by the Nominations Committee at the full Board during its regular meetings.

Principle 3 Promote ethical and responsible decision making

As part of its commitment to recognising the legitimate interests of stakeholders, the company has established certain Codes of Conduct to guide all employees, particularly Directors, the CFO and other senior Executives in respect of ethical behavior expected by the company. These Codes of Conduct cover conflicts of interest, confidentiality, fair dealing, protection of assets, compliance with laws and regulations, whistle blowing, security trading and commitments to stakeholders.

Summary of Provisions – Security Trading Code of Conduct

Background

The board of directors is committed to there being a free and open market for the company's securities. Accordingly, the board fully supports the spirit and letter of the law and the listing rules concerning adequate and reasonable disclosure of information relevant to the company and its securities in line with contemporary continuous disclosure requirements.

The board is also mindful that trading by directors and other employees of the company at certain times may not be in the best interests of the above commitment. Accordingly, the board has established and promulgated to all directors and staff a *Security Trading Code of Conduct* to guide those officers in their responsibilities in respect of trading in the company's and other companies' securities.

Prohibition

Directors and other employees (*"officers"*) are prohibited from trading in the company's securities at anytime other than during *trading windows*, without express written consent. A *trading window* is a period of 28 days commencing 1 day after either:

- the announcement of the company's full year or half-year results to the Australian Stock Exchange ("ASX"); and
- the holding of the company's annual general meeting of members

EXCEPT where the officer is in possession of price sensitive information. The company may during the trading window set out above, provide guidelines for dealing in securities notify officers that officers may not buy or sell securities during all or part of any such period.

During Trading Windows

During trading windows, unless the board has determined that there is a possibility that officers may be in possession of price sensitive information such that trading during these windows ought to be prohibited or restricted, officers may trade in the company's and other companies' securities but not for occupying short positions (i.e. for speculative purposes).

Outside Trading Windows

If an officer wishes to trade during the prohibited period the officer must first seek approval from the chairman of directors, an independent director or the Chief Executive Officer in accordance with the company's established protocol. Any such application will be scrutinized by the authorizing officer to ensure that the trading sought is in breach of neither the Corporations Act nor the ASX Listing Rules. If there is doubt the trading sought will not be approved.

Reporting of Trading

All trading by officers, whether during a trading window or subject to specific authorization, must be reported to the board and the Company Secretary maintains a register of such trading within the company's corporate records.

Price Sensitive Information

The company has published for officers' guidance an exhaustive definition and explanation of what may amount to price sensitive information.

Training

Induction Training

All officers of the company are trained in the company's *Security Trading Code of Conduct* as part of their induction training.

Ongoing Training

All officers are provided with training in the company's *Security Trading Code of Conduct* annually.

Trading in Other Companies' Securities

The company's *Security Trading Code of Conduct* is also expressly applied to other companies with which the company may have dealings where an officer may have, or be perceived to have, price sensitive information.

Principle 4 Safeguard integrity in financial reporting

AUDIT AND RISK COMMITTEE

The Board has established an Audit and Risk Committee, which operates under a formal charter approved by the Board. It is the Board's responsibility to ensure that an effective internal control framework exists within the entity. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non-financial considerations such as the benchmarking of operational key performance indicators. The Board has delegated the responsibility to establish and maintain the framework of internal control and ethical standards for the management of the consolidated entity to the Audit and Risk Committee. The Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports.

As at the 30 June 2005 the Audit and Risk Committee comprised of at least three members the majority of whom are independent Directors and the Chair of the Committee is not the Chair of the Board. The members of the Audit and Risk Committee during the year and their qualifications can be found in the Directors' Report. Details of the number of meetings of the Audit and Risk Committee held during the year and the attendees at those meetings can also be found in the Directors' Report.

The company has processes in place designed to ensure the truthful and factual presentation of the company's financial position, and prepares and maintains its accounts fairly and accurately in accordance with the generally accepted accounting and financial reporting standards. In accordance with the Board's policy, the CEO and the CFO made the attestations recommended by the ASX Corporate Governance Council Best Practice Recommendation 4.1 as to the company's financial condition and its operating results prior to the Board signing this annual report.

In line with best practice the Audit & Risk Committee is charged with the selection, independence and rotation of the external auditor.

Principle 5 Make timely and balanced disclosure

The Board has established a policy governing continuous disclosure and has designated the Company Secretary as the person responsible for overseeing and coordinating disclosure of information to the ASX as well as communicating with the ASX. In accordance with the ASX *Listing Rules*, the company immediately notifies the ASX of information:

1. Concerning the company that a reasonable person would expect to have a material effect on the price or value of the company's securities; and
2. That would, or would be likely to, influence persons who commonly invest in securities in deciding whether to acquire or dispose of the company's securities.

Upon confirmation of receipt from the ASX, the company posts all information disclosed in accordance with this policy on the company's website in an area accessible by the public.

To ensure that all information of this nature is brought to the attention of the board the company has developed a training program for all staff.

Principle 6 Respect the rights of shareholders

The company respects the rights of its shareholders and to facilitate the effective exercise of those rights the company is committed to:

1. Communicating effectively with shareholders though releases to the market via the ASX, the company's website, information mailed and emailed to shareholders and the general meetings of the company
2. Giving shareholders read access to balanced and understandable information about the company and corporate proposals
3. Making it easy for shareholders to participate in general meetings of the company
4. Requesting the external auditor to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report.

The company also makes available a telephone number and e-mail address for shareholders to make enquiries of the company.

Principle 7 Recognise and manage risk

As mentioned above the Board has established an Audit and Risk Committee ("the Committee") to *inter alias*, review and monitor management's risk management and internal compliance and control systems.

On a continuous basis the Board has charged the Committee with responsibility that:

- clearly describe the respective roles of the Board, the Committee, Management and the internal audit function; and
- prescribe the necessary elements of an effective risk management system, namely, oversight, risk profile, risk management, compliance and control, and assessment of system effectiveness.

The Senior Executive Officer and the Chief Financial Officer in providing written certifications in accordance with the requirements of Section 295A (2) of the Corporations Act have also certified in writing to the Board that such certification is founded on a sound system of risk management and internal compliance and control, which implement the policies adopted by the Board and the Company's risk management and internal compliance and control systems are operating efficiently and effectively in all material respects.

Principle 8 Encourage enhanced performance

The performance of the Board, Committees, individual Directors and key executives is to be reviewed regularly against both measurable and qualitative indicators.

Performance appraisals will be undertaken annually. The performance criteria against the Board, key executives and committees will be assessed and aligned with key corporate governance needs as well as financial and non-financial objectives.

Principle 9 Remunerate fairly and responsibly

The Board is responsible for determining and reviewing compensation arrangements for the Directors themselves and the Chief Scientific Advisor and the executive team. The Board has established a Performance and Remuneration Committee, comprising three Directors the majority of which are non-executive Directors.

Whilst the committee has been formed, given the size and nature of the company's operations to date the Board has chosen to discuss those matters usually considered by the Performance and Remuneration Committee at the full Board during its regular meetings.

Executives are given limited salary packaging options for their base salary including superannuation. It is intended that the manner of payment is optimal for the recipient without increasing the cost to the company. Executive performance and remuneration includes an "at-risk" component, the payment of which is dependent upon individual and team performance relative to specific targets. Long-term incentive arrangements have been provided by participation in share option plans to ensure key employees maintain a long-term interest in the growth and value of the company.

During the first period following listing of the company on the ASX, it was also standard practice to align the interests of the Directors with the long-term goals of the company by granting options to non-executive Directors

There is no scheme to provide retirement benefits other than statutory superannuation.

In relation to the payment of bonuses, options and other incentive payments to Executives and other staff, discretion is exercised by the Board having regard to individual, team and company performance relative to specific targets during the period.

The expected outcomes of remuneration structure are to retain and motivate Directors and key Executives, attract quality management and provide performance incentives which align performance and company success in a manner that is market competitive, consistent with best practice and in the interests of shareholders.

Details of the nature and amount of each element of remuneration, including both monetary and non-monetary components, for each Director and the (non-director) Officers paid during the year can be found in the Directors' Report.

Principle 10 Recognise the legitimate interests of stakeholders

The Board has recognized the legitimate interest of wider stakeholders in the company and has, in its Code of Conduct, made specific commitments to these respective stakeholders.

MESOBLAST LIMITED
ABN 68 109 431 870
STATEMENT OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30 JUNE 2005

	Note		30 June 2005 $
Revenues from ordinary activities			
Interest	2		502,885
Total revenues from ordinary activities			502,885
Expenses from ordinary activities	3		
Research & Development		(755,590)	
Administration		(668,321)	
Interest expenses		(107,117)	
Equity accounted losses		(488,998)	
Total expenses from ordinary activities			(2,020,026)
Profit/(Loss) from ordinary activities before income tax expense			(1,517,141)
Income tax (expense)/benefit relating to ordinary activities	4		-
Profit/(Loss) from ordinary activities after related income tax expense			(1,517,141)
Total change in equity other than those resulting from transactions with owners as owners			(1,517,141)
Basic earnings per share (cents per share)			(2.12c)
Basic diluted earnings per share (cents per share)			(2.12c)

The accompanying notes form part of these financial statements.

MESOBLAST LIMITED
ABN 68 109 431 870
STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2005

	NOTE	30 June 2005 $
CURRENT ASSETS		
Cash assets	8	15,093,834
Receivables	9	186,239
Other assets	10	46,036
TOTAL CURRENT ASSETS		15,326,109
NON-CURRENT ASSETS		
Property, plant and equipment	11	28,238
Equity Accounted Investment in Angioblast	12	5,293,793
Intangibles assets	13	705,395
TOTAL NON-CURRENT ASSETS		6,027,426
TOTAL ASSETS		21,353,535
CURRENT LIABILITIES		
Deferred purchase consideration	14	1,889,908
Payables	14	313,160
TOTAL CURRENT LIABILITIES		2,203,068
TOTAL LIABILITIES		2,203,068
NET ASSETS		19,150,467
EQUITY		
Contributed equity	15	20,667,608
Accumulated losses	16	(1,517,141)
TOTAL EQUITY	17	19,150,467

The accompanying notes form part of these financial statements.

MESOBLAST LIMITED
ABN 68 109 431 870
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED 30 JUNE 2005

	Note	30 June 2005 $
CASH FLOWS FROM OPERATING ACTIVITIES		
Payments to suppliers and employees		(1,107,697)
Interest received		502,885
Net cash used in operating activities	18 (b)	(604,812)
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in fixed assets		(31,734)
Investment in patents & licenses		(720,879)
Investment in equity accounted associate		(4,000,000)
Loan to other associate company		(186,239)
Others		(30,110)
Net cash used in investing activities		(4,968,962)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issue of shares		22,662,400
Cost of IPO		(1,994,792)
Net cash provided by financing activities		20,667,608
Net increase in cash held		15,093,834
Cash at beginning of period		-
Cash at 30 June 2005	18 (a)	15,093,834

The accompanying notes form part of these financial statements

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2005

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in preparing the financial report of Mesoblast Limited, are stated to assist in the general understanding of these financial reports. These policies have been consistently applied by Mesoblast Limited except as otherwise indicated.

The financial report is a general purpose financial report prepared on the historical cost basis and has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board, and the Corporations Act 2001.

(a) Date of Incorporation

The company was incorporated on 8 June 2004 and accordingly only current year figures covering the period from incorporation to 30 June 2005 are shown.

(b) Revenue Recognition

(i) Sale of goods

Revenue from the sale of goods is recognised when control of the goods has passed to the buyer, the amount of revenue can be measured reliably and it is probable that it will be received by the company.

(ii) Dividend revenue

Dividend revenue is recognised when the right to receive payment is established

(iii) Interest revenue

Interest revenue is recognised on an effective yield basis.

(c) Property, Plant and Equipment

The purchase method of accounting is used for all acquisitions of assets. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition.

Property, plant and equipment, other than freehold land, are depreciated over their estimated useful lives using the straight line method. The expected useful life for plant and equipment is 5 years. Profits and losses on disposal of plant and equipment are taken into account in determining the profit for the year.

(d) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, cash in banks and investments in money markets, net of outstanding bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the Statement of Financial Position.

(e) Receivables

Trade receivables and other receivables represent the principal amounts due at balance date less, where applicable, any provision for doubtful debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Debts which are known to be uncollectible are written off. All trade receivables and other receivables are recognised at the amounts receivable as they are due for settlement within 60 days.

(f) Research and Development Costs

Research and development expenditure is expensed as incurred except to the extent that its recoverability is assured beyond a reasonable doubt, in which case it is deferred and amortised on a straight line basis over the period in which the related benefits are expected to be realised.

**NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2005**

(g) Payables

Payables represent the principal amounts outstanding at balance date plus, where applicable, any accrued interest. Liabilities for payables and other amounts are carried at cost which approximates fair value of the consideration to be paid in the future for goods and services received, whether or not billed. The amounts are unsecured and are usually paid within 30 days of recognition.

(h) Taxation

Mesoblast adopts the liability method of tax effect accounting. Income tax expense is calculated on operating profit adjusted for permanent differences between taxable and accounting income. The tax effect of timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the statement of financial position as a deferred tax asset or deferred tax liability.

Deferred tax assets are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Deferred tax assets which include tax losses are only brought to account when their realisation is virtually certain.

(i) Transaction Costs on the Issue of Equity Instruments

Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

(j) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of any goods and services tax ("GST"), except where the amount of GST incurred is not recoverable from the Australian Taxation Office. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables in the statement of financial position are shown inclusive of GST.
The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or current liability in the statement of financial position.

(k) Recoverable Amount of Non-Current Assets

The recoverable amount of a non-current asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal.

When the carrying amount of a non-current asset is greater than recoverable amount, the asset is written down to the recoverable amount. Where the net cash inflows are derived from a group of assets working together, the recoverable amount is determined on the basis of the relevant group of assets. The decrement in carrying amount is recognised as an expense in net profit or loss in the period in which the write down occurs. The expected net cash inflows included in determining recoverable amounts of non-current assets are not discounted.

(l) Translation of Foreign Currency Items

Except for foreign currency contracts where the exchange rate is fixed, each asset, liability, item of equity, revenue or expense is recognised and translated using the spot rate at the date of the transaction.

Foreign currency monetary items outstanding at the reporting date are translated at the spot rate at the reporting date.

Exchange differences are recognised as revenues or expenses in the net profit or loss in the period in which exchange rates change except for qualifying assets and hedge transactions.

(m) Intangible Assets

Bone and Cartilage Licence

The Bone and Cartilage Licence is recorded at cost. The carrying value of this licence is amortised, using straight-line method, over a useful life of 25 years, estimated period of time during which benefits will be derived from their use in operations.

(n) Investments Accounted for using the Equity Method

Investments in associates are accounted for using the equity method in the financial report. Associates comprise entities over which the Company has significant influence and holds an ownership interest. Under the equity method of accounting:

- the carrying amounts of investments in associates are increased or decreased to recognise the Company's share of the post-acquisition profits or losses and other changes in net assets of the associates; and
- the Company's share of the post-acquisition profits or losses of associates is included in profit and loss.

The carrying amount of investments in associates is reviewed annually by the Company to ensure it is not in excess of recoverable amount. Any decrement in the carrying value of a non-current investment resulting from a write down to recoverable amount will be accounted for in accordance with Australian Accounting Standard AASB 1010 "Recoverable Amount of Non-Current Assets".

Equity accounting information in respect of associated companies is included in Note 12.

MESOBLAST LIMITED
ABN 68 109 431 870
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

	Note	30 June 2005 $
NOTE 2: REVENUE FROM ORDINARY ACTIVITIES		
Revenue from non-operating activities		
Interest received – Bank Deposits		502,885
Total Revenue		502,885

NOTE 3: LOSS FROM ORDINARY ACTIVITIES

The number of employees at reporting date	2
Loss from ordinary activities before income tax has been determined after	
Expenses:	
Research and Development	755,590
Administration	668,321
Interest Expenses	107,117
Equity accounted losses	488,998
Total Overhead	2,020,026
Depreciation and amortization of non-current assets:	
Plant and equipment	3,496
License and registered patents	15,484
Total depreciation and amortization	18,980
Equity Accounted Losses	
Share of Angioblast losses	376,709
Amortisation of goodwill	112,289
	488,998

NOTE 4: INCOME TAX EXPENSE

The prima facie tax on loss from ordinary activities after tax is reconciled to the income tax as follows:	
Prima facie tax benefit on operating loss from ordinary activities before income tax at 30%	(455,142)
Add: Non-deductible equity accounting loss	146,699
	308,443
Future income tax benefit not booked	308,443
Income tax expense attributable to profit from ordinary activities before income tax	-

Potential future income tax benefits of $308,442 calculated at 30% for the company attributable to tax losses carried forward have not been brought to account at 30 June 2005 because the directors do not believe it is appropriate to regard realisation of these future income tax benefits as virtually certain.

These benefits will only be obtained if:

(i) the entities derive future assessable income of a nature and of an amount sufficient to enable the benefits from the deduction for losses to be realised.

(ii) the entities continue to comply with the conditions for deductibility imposed by the law; and no changes in tax legislation adversely affect the entities in realising the relevant benefits from deduction for the losses; and.

(iii) no changes in tax legislation adversely affect the entities in realising the relevant benefits from deduction for the losses

NOTE 5: DIRECTORS AND EXECUTIVE REMUNERATION

a. Names and positions held of specified Directors and Specified Executives in office at any time during the financial year are:

Specified Directors

Michael Spooner	Chairman and Director — Non-Executive
Silviu Itescu	Director — Executive
Byron McAllister	Director — Non-Executive
Donal O'Dwyer	Director — Non-Executive
Mr. P Rado	Director — Non-Executive, retired 29 September 2004
Mrs G Itescu	Director — Non-Executive, retired 29 September 2004

Specified Executives

Paul Rennie	Chief Operating Officer
Kevin Hollingsworth	Chief Financial Officer

Changes after reporting date and prior to date of Directors Declaration

Mr M Spooner was appointed Executive director from 15 August 2005.

b. Company Directors' Remuneration

Aggregate of income paid or payable, or otherwise made available to the Directors of the company $297,417

	Primary				Post Employment	Equity	Other	Total
	Salary & Fees	Superannuation Contribution	Cash Bonus	Non-Cash Benefits	Superannuation	Options (i)		
	$	$	$	$	$	$	$	$
Silviu Itescu	124,167	-	-	-	-		-	124,167
Byron McAllister	30,000	-	-	-	-	10,875	-	40,875
Donal O'Dwyer	27,523	2,477	-	-	-	10,875	-	40,875
Michael Spooner	57,339	5,161	-	-	-	29,000	-	91,500
Mr. P Rado	-	-	-	-	-	-	-	-
Mrs G Itescu	-	-	-	-	-	-	-	-
Total	239,029	7,638	-	-	-	50,750	-	297,417

(i) Value of Options

The total value of options included in remuneration for the year is calculated in accordance with Accounting Standard AASB 1046 "Director and Executive Disclosures by Disclosing Entities", as amended by Accounting Standard AASB 1046A. The value of the options is determined at grant date and is included in remuneration on a proportionate basis from grant date to vesting date.

The service and performance criteria set to determine remuneration are included per Note 5(h).

NOTE 5: DIRECTORS AND EXECUTIVE REMUNERATION (Continued)

c. Specified Executives' Remuneration

	Primary				Post Employ-ment	Equity	Other	Total
	Salary & Fees	Super-annuation Contri-bution	Cash Bonus	Non-Cash Benefits	Super-annuation	Options		
Paul Rennie	64,301	12,218	65,000	-	-	14,767	-	156,286
Kevin Hollingsworth	50,000	-	-	-	-	-	-	50,000
Total	114,301	12,218	65,000	-	-	14,767	-	206,286

The service and performance criteria set to determine remuneration are included per Note 5(h).

d. Remuneration Options

Number of options held by Specified Directors & Executives

	Vested Number	Granted Number	Grant Date	Value per Option at Grant Date $	Exercise price $	First exercise date	Last exercise date
Directors							
B McAllister	-	75,000	16/12/04	0.29	0.60	16/12/06	16/12/08
B McAllister	-	75,000	16/12/04	0.29	0.60	16/12/06	16/12/08
D O'Dwyer	-	75,000	16/12/04	0.29	0.60	16/12/06	16/12/08
D O'Dwyer	-	75,000	16/12/04	0.29	0.60	16/12/06	16/12/08
M Spooner	-	200,000	16/12/04	0.29	0.60	16/12/06	16/12/08
M Spooner	-	200,000	16/12/04	0.29	0.60	16/12/06	16/12/08
Total	-	700,000					
Specified Executives							
P Rennie	-	80,000	16/12/04	0.171	0.60	16/12/05	16/12/06
P Rennie	-	80,000	16/12/04	0.229	0.60	16/12/06	16/12/07
P Rennie	-	80,000	16/12/04	0.251	0.60	16/12/07	16/12/08
Total	-	240,000					

e. Shares Issued on Exercise of Remuneration Options

There were no shares issued on exercise of remuneration options during year

NOTE 5: DIRECTORS AND EXECUTIVE REMUNERATION (Continued)

f. Options and Rights Holdings

	Balance 1.7.04	Granted as Remun-eration	Options Exercised*	Balance 30.6.05	Total Vested 30.6.05	Total Exercisable	Total Unexercis-able
Specified Directors							
Silviu Itescu	-	-	-	-	-	-	-
Byron McAllister	-	150,000	-	150,000	-	-	150,000
Donal O'Dwyer	-	150,000	-	150,000	-	-	150,000
Michael Spooner	-	400,000	-	400,000	-	-	400,000
Specified Executives							
Paul Rennie	-	240,000	-	240,000	-	-	240,000
Kevin Hollingsworth	-	-	-	-	-	-	-
Total	-	940,000	-	940,000	-	-	940,000

g 1.1 Shareholdings

Number of Shares held by Specified Directors and Specified Executives or their Related Parties

		Balance 1.7.04	Received as Remun-eration	Options Exercised	On Incorporation	Net Change Other (iv)	Balance 30.6.05
Directors							
Silviu Itescu		-	-	-	43,120,000	-	43,120,000
Byron McAllister		-	-	-	-	-	-
Donal O'Dwyer	(i)	-	-	-	-	200,000	200,000
Michael Spooner	(ii)	-	-	-	-	839,255	839,255
Specified Executives							
Paul Rennie		-	-	-	-	-	-
Kevin Hollingsworth	(iii)	-	-	-	-	20,000	20,000
Total		-	-	-	43,120,000	1,059,255	44,179,255

Note:

(i) Of these 200,000 are held in a family trust over which Donal O'Dwyer has no controlling interest.
(ii) Of these 639,255 are held by Dr Anne Spooner over which Michael Spooner has no controlling interest.
(iii) Of these 20,000 are held by a family trust over which Kevin Hollingsworth has no controlling interest.
(iv) Net Change Other refers to shares purchased or sold during the financial year

NOTE 5: DIRECTORS AND EXECUTIVE REMUNERATION (Continued)

(h) Remuneration Report

Our goal is to engage and promote excellence at a Board level, in staff members and partner organizations. Clearly the company looks to engage the services of individuals and organisations with the experience necessary to assist the company in meeting its strategic targets. The Board of Directors has determined that recurring costs through full time employment should be held to a minimum where ever possible. Accordingly, careful consideration is given to engaging full time staff and where possible specific tasks and projects important to the company's goals are subcontracted to partner organisations.

Director fees were determined as at the date of the company's public listing and by reference to industry standards. Components of the remuneration package include a cash element together with unquoted medium term options. A limit to total directors' fees has been set at $500,000.

At the date of this report all matters associated with the recruitment of senior staff are referred to the full Board for its consideration and approval. The remuneration of senior staff members are based upon a cash element including superannuation together with an "at risk" element or annual bonus as well as a long term incentive program including unquoted options. Long-term incentive arrangements have been provided by participation in share option plans to ensure key employees maintain a long-term interest in the growth and value of the company. As the company is still in its research and development stage its incentive program is based on staff achieving milestones.

The Company has entered into a 3 year consultancy agreement with Mr Silviu Itescu to provide consultancy services and to manage the Company's research and development work. In consideration Mr Itescu will receive $125,000 in the first year and during each subsequent year of his engagement- such sum (being not less than $125,000) as is determined by the Board from time to time. The consultancy agreement contains no requirement for termination payments.

During the first period following listing of the company on the ASX, it was also standard practice to align the interests of the Directors with the long-term goals of the company by granting options to non-executive directors

All unquoted options are granted in accordance with the company's stated options program as was contained within its prospectus. The options were not performance related except for Paul Rennie and Byron McAllister. Options are priced at a premium to the company's share price and become valuable to executives and officers only when shareholders have received an increase in shareholder wealth. Options granted carry a 3 year expiry term. Options automatically expire within 30 days of cessation of employment.

Performance conditions were attached to the following options: -

Paul Rennie was granted options that will progressively vest/become exercisable in 3 tranches as follows: -

1 Tranche A – 80,000 options, on achieving an SOP (Standard Operating Procedure) for the manufacture of cells;

2 Tranche B – 80,000 options, on completing human preclinical trials for a Mesoblast Orthopaedic Application of the licensed technology; and

3 Tranche C – 80,000 options, approval of Mesoblast's FDA IND (Investigative New Drug) approval.

Byron McAllister was granted options that will progressively vest/become exercisable as follows: -

3 In respect of 75,000 options, the Company must achieve Investigational New Drug approval from the US Food and Drug Administration for initiating multi-centre orthopaedic clinical trials within a period of 2 years after the Date of Grant before those options can be exercised;

4 In respect of 75,000 options, Angioblast Systems Inc. must achieve Investigational New Drug approval from the US Food and Drug Administration for initiating multi-centre cardiovascular clinical trials within a period of 3 years after the Date of Grant before those options can be exercised;

The performance conditions are in line with the Company's milestones.

NOTE 6: AUDITORS' REMUNERATION	30 June 2005 $
Remuneration of the auditors for:	
audit and review of financial reports	26,000
other non-audit services	45,000
	71,000

NOTE 7: EARNINGS PER SHARE

	30 June 2005 $
Net loss used in calculating basic earnings per share:	
Adjustments:	
Net loss attributable to outside equity interests	1,517,141
Convertible preference share dividends	-
Net loss	1,517,141
Net loss used in calculating diluted earnings per share:	1,517,141
Adjustment: Net loss attributable to outside equity interests	-
	1,517,141

	Number of Shares
Weighted average number of ordinary shares used in calculating basic earnings per share	71,540,548
Dilutive potential ordinary shares	-
Weighted average number of ordinary shares and potential ordinary shares used in calculating diluted earnings per share	71,540,548

Note: The options are held by directors, employees and seed investors and are considered unlikely to be exercised over the next 12 months causing dilution of the shareholding.

NOTE 8: CASH ASSETS	30 June 2005 $
Cash at bank	131,741
Deposit at call	14,962,093
	15,093,834

NOTE 9: RECEIVABLES

CURRENT	
Loan to Angioblast	186,239
Provision for doubtful debts	-
	186,239

NOTE 10: OTHER ASSETS

CURRENT	
Other debtors	14,321
Prepayment	31,715
	46,036

NOTE 11: PROPERTY, PLANT AND EQUIPMENT

Plant and equipment	
At cost	31,734
Accumulated depreciation	(3,496)
Net Plant and Equipment	28,238

Movements in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial year

	Plant and Equip-ment $
Balance at the beginning of year	-
Additions	31,734
Depreciation expense	(3,496)
Carrying amount at the end of year	28,238

NOTE 12: INVESTMENT ACCOUNTED FOR USING THE EQUITY METHOD

	Ownership Interest	30 June 2005 $
Investments in Angioblast	33.33%	5,782,791
Less: Equity accounted losses		(376,709)
Amortisation of Goodwill		(112,289)
Net Investment		5,293,793
Summarised financial information of:		
Current assets		2,680,068
Non-current assets		207,075
		2,887,143
Current Liabilities		260,382
Net assets		2,626,761
Revenue		-
Net Losses		(1,130,126)
Share of associate's profit or loss		
Share of loss before income tax		(376,709)
Income Tax Expenses		-
Share of associate's loss		(376,709)

NOTE 12: INVESTMENT ACCOUNTED FOR USING THE EQUITY METHOD (Continued)

The Directors have made an assessment of the value of this investment in the accounts, reviewing the results to date against the original milestones and workplans and having considered current market conditions and is comfortable to continue to carry it at equity accounted cost. It should be noted that this value is totally dependent on its research and development and subsequent commercialization.

The Directors do not believe that an independent valuation would be meaningful given that the investment was fully disclosed at the time of the IPO (16th December 2004), at which time it was considered to be an appropriate reflection of value. The Directors are not aware of any reasons as to why this investment would be reflected at anything other than its purchase price.

The consideration of $10 million for a 33.3% interest in Angioblast on the terms of the Angioblast investment document: (a) was reached based upon negotiations by independent Directors, (b) takes into account the obligation of Angioblast to contribute to the Joint Expenditure Program in order to continue to receive its quarterly payments, (c) takes into account the milestones which must be reached by Angioblast.

The contingent liabilities of associate are disclosed in Note 19 (c)

NOTE 13: INTANGIBLE ASSETS

	30 June 2005 $
Orthopaedic License at cost	558,000
Intellectual Property Licences at cost	131,245
Registered Patents at cost	31,634
	720,879
Amortization	(15,484)
Total Intangible Assets	705,395

The Directors have made an assessment of the value of this investment in the accounts to date and believe it should be carried at cost and amortised over a 25 year period.

NOTE 14: PAYABLES AND PROVISIONS

CURRENT

Trade creditors	206,160
Other provision	107,000
	313,160
Deferred purchase consideration in Angioblast	1,889,908
	2,203,068

NOTE 15: CONTRIBUTED EQUITY

Issued Shares	No. of Shares	$
44,000,000 ordinary shares issued on incorporation at 0.01 cent per share	44,000,000	4,400
2,790,000 ordinary shares at 20 cents per share for acquisition of Orthopaedic Licence	2,790,000	558,000
4,720,000 fully paid preference shares which converted to ordinary shares on completion of ASX listing issued at 23.3 cents per share	4,720,000	1,100,000
42,000,000 fully paid ordinary shares to the public at 50 cents per shares	42,000,000	21,000,000
Transaction costs arising on issue of shares		(1,894,792)
Total	93,510,000	20,667,608

Ordinary shares participate in dividends and the proceeds on winding up of the company in proportion to the number of shares held.

At shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

Options

Issuing entity	Number of shares under options	Exercise price of options	Expiry date of options
Mesoblast Limited	80,000	0.60	16/12/2006
Mesoblast Limited	80,000	0.60	16/12/2007
Mesoblast Limited	400,000	0.55	30/12/2007
Mesoblast Limited	780,000	0.60	16/12/2008
Mesoblast Limited	4,320,000	0.55	29/06/2009

NOTE 16: ACCUMULATED LOSSES	**30 June 2005 $**
Accumulated loss at the beginning of the financial year	-
(Net loss) attributable to the members of the company	(1,517,141)
(Accumulated losses) at the end of the financial year	(1,517,141)

NOTE 17 TOTAL EQUITY

Contributed equity (Note 15)	20,667,608
Net loss attributable to the members of the company	(1,517,141)
Net Equity	19,150,467

NOTE 18: CASH FLOW INFORMATION	**30 June 2005 $**

a. Reconciliation of Cash

For the purposes of the statement of cash flows, cash includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash at the end of the financial year as shown in the statement of cash flow is reconciled to items in the balance as follows:

Cash at bank	131,741
Professional fund account	14,962,093
	15,093,834

b. Reconciliation of Cash Flow from Operations Loss from ordinary activities after Income Tax

Loss from ordinary activities after income tax	(1,517,141)
Depreciation and amortisation	18,980
Non cash interest	107,117
Amortisation of Goodwill	112,289
Equity accounted losses – Angioblast	376,709
Increase/(decrease) in trade creditors and accruals	297,234
Cash flows used in operations	(604,812)

NOTE 19: **COMMITMENTS AND CONTINGENCIES**

a. Contingent liabilities

A final payment of $4 million, in quarterly instalments, is contingent upon Angioblast meeting major, well-defined commercialisation milestones, and may be paid in 2006/2007 financial year.

Specifically, these milestones relate to Angioblast's responsibility to successfully complete development of MPC Standard Operating Protocols (SOP) meeting rigorous national regulatory standards sufficient for initiation of orthopaedic and cardiovascular human clinical trials. This final payment will be used by Angioblast to meet its obligations as defined in the pre-approved Mesoblast/Angioblast Joint Expenditure Program to develop IND submissions to the Food and Drug Administration in the United States.

Mesoblast will be required to make a milestone payment to Medvet of US$250,000 on completion of Phase III (human) clinical trials and US$350,000 on FDA marketing approval.

Mesoblast will pay Medvet a commercial arm's length royalty based on net sales by Mesoblast of licensed products each quarter.

b. Capital Expenditure Commitments

There was no capital expenditure contracted for at balance date but not provided for in the accounts.

c. Contingent liabilities of Angioblast in relation to Medvet need to disclose – refer prospectus.

The contingent liabilities described below represent 100 per cent of the contingent obligations of Angioblast. By way of its equity interest, Mesoblast has a 33.3 percent interest in these contingent liabilities. Mesoblast is not liable for these contingent liabilities.

Angioblast has agreed to pay consideration for certain intellectual property assets assigned to it by Medvet on the basis of future milestones being reached. These milestones will not be reached as part of the current development program which envisages funding through to IND approvals. They represent payments on successful completion of subsequent clinical milestones. If all milestones were to be reached these payments total US$2,150,000. In addition royalties at 2.5% of net sales with stipulated minimum annual royalties scaling up from US$100,000 to US$500,000 over 5 years exist.

NOTE 20: RELATED PARTY TRANSACTIONS

Accounts receivable from Angioblast Systems Inc. is disclosed in Note 9. Transactions that occurred during the financial year between Mesoblast and Angioblast are at arms length and settled on a monthly basis.

There are no other related party between the disclosing entity; and any of the specified directors and specified executives.

NOTE 21: FINANCIAL INSTRUMENTS

Credit Risk Exposures

The credit risk on financial assets excluding investments, of the company which has been recognised in the balance sheet, is the carrying amount, net of the provision for doubtful debts.

Interest Rate Risk

The company's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and liabilities, is as follows:

	Note	Weighted Average Interest Rate %	Floating Interest	Fixed Interest	Non Interest Bearing	Total
			$	$	$	$
Financial Assets						
Cash assets		5.15	14,962,093	-	131,741	15,093,834
Receivables			-	-	200,560	200,560
Equity accounted investment			-	-	5,293,793	5,293,793
			14,962,093	-	5,626,094	20,588,187
Interest Rate Risk						
Financial Liabilities						
Payables			-	-	313,160	313,160
Deferred purchase consideration		9.40	-	1,889,908	-	1,889,908
			-	1,889,908	313,160	2,203,068

All current balances mature within one year; all non-current balances mature in between one and five years.

Net Fair Values

Net fair values of financial assets and liabilities approximate to their carrying value.

NOTE 22: PENDING LITIGATION

The company has no pending litigation as at the end of the financial year.

NOTE 23: SEGMENT INFORMATION

The company operates in two business segments, being commercialisation and investment in research and development companies.

The company predominantly operates in one geographical area, being Australia.

BUSINESS SEGMENTS	Research & Development 2005 $	Investment 2005 $	Corporate 2005 $	Total 2005 $
REVENUE				
External sales	-	-	-	-
Inter-segment sales/income	-	-	-	-
Other income	-	-	502,885	502,885
Total segment revenue	-	-	502,885	502,885
RESULT				
Segment result	(755,590)	(112,289)	(775,438)	(1,643,317)
Income tax expense	-	-	-	-
Equity accounted losses - Angioblast	-	(376,709)	-	(376,709)
Net profit/(loss) after income tax expense	(755,590)	(488,998)	(272,553)	(1,517,141)
Segment Assets	705,395	5,293,793	15,354,347	21,353,535
Segment liabilities	-	-	2,203,068	2,203,068
Acquisition of property, plant and equipment and intangible assets	720,879	-	31,734	752,613
Carrying value of investments accounted for using the equity method	-	5,293,793	-	5,293,793
Depreciation	-	-	3,496	3,496
Amortisation	15,484	-	-	15,484

NOTE 24: EMPLOYEE EQUITY-BASED BENEFIT ARRANGEMENTS

The Company has adopted an executive share option plan (**Plan**) to foster an ownership culture within the Company and to motivate senior management and directors to achieve performance targets of the Company and/or their respective business units. As at the date hereof, except for the options issued to the directors and COO (as outlined in Note 5 f above) no shares or options have been issued under the Plan, which is to be administered by the directors. Selected senior management of the Company and its subsidiaries (**Group**) and the directors (collectively the **Participants**) are eligible to participate in the Plan at the absolute discretion of the Company's board of directors (**Board**). Except as outlined in Note 5 f (above) no options or shares will be issued under this Plan to any directors without the prior approval of the Mesoblast shareholders.

The aggregate number of shares which may be issued pursuant to the Plan (**Plan Shares**), and all other share purchase plans shall not at any time exceed 5% of the total number of issued shares of the Company

The exercise period in relation to an option means the period in which the option may be exercised specified by the Board.

The exercise price is the greater of $0.20 and in relation to an option granted on or before the date of the official quotation of the Company's shares, an amount per share that is 20% higher than the offer price of $0.50; and in relation to an option granted after the official quotation of the company's shares, the volume weighted market price of a share sold on the ASX on the 5 trading days immediately before the date a participant was invited to complete an application form relating to the option, or any other amount that is specified by the Board subject to any adjustment.

The closing share market price of an ordinary share of Mesoblast Limited on the Australian Stock Exchange at 30 June 2005 was $0.455

		30 June 2005 Number of Instrument
a.	<u>Options</u>	
	Opening balance	-
	Granted during the year	940,000
	Exercised during the year	-
	Lapsed during the year	-
	Closing Balance	940,000

b. **Particular of options granted to and held by employees during the year:**

Grant dates	Expiry and exercise dates	Exercise prices	
16 December 2004	16 December 2008	$0.60	700,000
16 December 2004	16 December 2006	$0.60	80,000
16 December 2004	16 December 2007	$0.60	80,000
16 December 2004	16 December 2008	$0.60	80,000
			940,000

NOTE 25. SUBSEQUENT EVENTS

As reported by way of an ASX announcement Mr Michael Spooner was appointed Executive Chairman effective 15 August 2005 for a period to 30 June 2006. This appointment reflected the developments of the company to date and its goals moving forward.

Mr Spooner is a seasoned and successful executive with international experience and a deep seated understanding of the company's technology and markets.

As a full time executive Mr Spooner will enable the company to continue its clinical and regulatory developments whilst focusing on stakeholder communications,

For the period from date of appointment from 15 August 2005 to 30 June 2006, Mr. Spooner's remuneration as negotiated by the Board, exclusive of his director's fees, includes a Base Remuneration of $196,875 and a Bonus up to $150,000 strictly at the Board's discretion on the basis of successful completion of up to seven critical milestones.

Either party may terminate this appointment at any time by giving 2 months written notice. The employment contract contains no requirement for termination payments other than normal leave entitlements.

In addition 350,000 65 cent options will be vested on 31 December 2005 and a further 350,000 65 cent options will be vested on 30 June 2006. Options may be exercised at one third within the first 12 months of vesting and two thirds thereafter. Options granted have a 3 year exercise period.

NOTE 26. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS

Mesoblast Ltd is in the process of transitioning its accounting policies and financial reporting from current Australian Accounting Standards (AGAAP) to Australian equivalent of International Financial Reporting Standards (AIFRS) which will be applicable for the financial year ended 30 June 2006. In 2005, the company had meetings with its auditors and consultants and its staff attended training to ascertain the impact of AIFRS on Mesoblast and to establish a plan for its implementation.

Set out below are the key areas where accounting policies are expected to change on adopting of AIFRS and our best estimate of the quantitative impact of the changes on total equity as at the date of transition and 30 June 2005 and on net profit for the year ended 30 June 2005.

The figures disclosed are management's best estimates of the quantitative impact of the changes as at the date of preparing the 30 June 2005 financial report. The actual effects of transition to AIFRS may differ from the estimates disclosed due to (a) ongoing work being undertaken by the AIFRS project teams; (b) potential amendments to AIFRSs and interpretations thereof being issued by the standard setters and IFRIC; and (c) emerging accepted practice in the interpretation and application of AIFRS and UIG interpretation.

MESOBLAST LIMITED
ABN 68 109 431 870
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

Reconciliation of equity at 30/06/2005	Note	Current GAAP	Effect of transition to AIFRS	AIFRS
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents		15,093,834	-	15,093,834
Trade and other receivables		186,239	-	186,239
Other financial assets		46,036	-	46,036
Total current assets		15,326,109	-	15,326,109
NON-CURRENT ASSETS				
Receivables		-	-	-
Other financial assets		-	-	-
Equity accounted investments	3	5,293,793	112,289	5,406,082
Property, plant and equipment		28,238	-	28,238
Intangible assets	3	705,395	-	705,395
Deferred income tax asset		-	-	-
Total non-current assets		6,027,426	112,289	6,139,715
TOTAL ASSETS		21,353,535	112,289	21,465,824
LIABILITIES				
CURRENT LIABILITIES				
Trade and other payables		313,160	-	313,160
Amount due to Angioblast	2	1,889,908	-	1,889,908
Income tax		-	-	-
Provisions		-	-	-
Total current liabilities		2,203,068	-	2,203,068
NON-CURRENT LIABILITIES				
Amount due to Angioblast	2	-	-	-
Deferred income tax liability		-	-	-
Total non-current liabilities		-	-	-
TOTAL LIABILITIES		2,203,068	-	2,203,068
NET ASSETS		19,150,467	112,289	19,262,756
EQUITY				
Equity attributable to equity holders of the parent				
Contributed Equity		22,662,400	-	22,662,400
Cost of IPO		(1,994,792)	-	(1,994,792)
Share option reserve	1	-	65,517	65,517
Accumulated Losses		(1,517,141)	46,772	(1,470,369)
TOTAL EQUITY		19,150,467	112,289	19,262,756

Notes to the reconciliation

(1) The fair value of the options granted to employees was based on an independent valuation of these options on 27 October 2004 using the Black-Scholes model. Under AFIRS for the year ended 30 June 2005 the expense to be recorded in the result is $65,517.

(2) This includes the present value of the $2 million payable in the first and second quarter of the following financial year. The third tranche of $4 million will only be paid to Angioblast when it meets certain research milestones as set out in the Stock Purchase Agreement. In the event Angioblast does not meet these research milestones, Mesoblast has no contractual obligation to pay further consideration of $4 million. This payment was a contingent liability under the previous GAAP is now preceded by AASB 3's requirement that cost of combinations contingent on future event shall be included in the cost of acquisition when they are probable. As it is unable to determine at this stage that this future event is probable, this $4 million has no effect under the AIFRS.

(3) AIFRS prohibits goodwill amortisation therefore the goodwill included in the equity accounted investment currently amortised in accordance with GAAP will no longer be amortised

Reconciliation of loss for the period ended 30/06/2005	Note	Current GAAP	Effect of transition to AIFRS	AIFRS
Revenue				
Interest Income		502,885		502,885
Research and Development		(755,590)	-	(755,590)
Administration	1	(668,321)	(65,517)	(733,838)
Interest expenses		(107,117)	-	(107,117)
Equity accounted losses – share of Angioblast losses	3	(488,998)	112,289	(376,709)
Loss before income tax		(1,517,141)	46,772	(1,470,369)
Income tax expenses		-	-	-
Loss for the period		(1,517,141)	46,772	(1,470,369)
Net loss attributable to members of the parent entity		(1,517,141)	46,772	(1,470,369)

MESOBLAST LIMITED
ABN 68 109 431 870

DIRECTORS' DECLARATION

In accordance with a resolution of directors of Mesoblast Limited,

In the opinion of the directors:

(a) the accompanying financial statements and notes are in accordance with Corporations Act 2001 and comply with the accounting standards and give a true and fair view of the company's financial position as at 30 June 2005 and of its performance for the year ended on that date.

(b) At the date of this declaration there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(c) The directors have been given the declarations by the Chief Executive Officer and the Chief Financial Officer required by Section 295 A.

Signed in accordance with a resolution of the Board of Directors dated the 6th day of September 2005.

Michael Spooner

Mr Michael Spooner
Director

Melbourne

A Member Firm of PKF International

PKF
Chartered Accountants
& Business Advisers

Level 11, CGU Tower
485 La Trobe Street
Melbourne 3000
GPO Box 5099BB
Melbourne 3001

Tel: (03) 9603 1700
Fax: (03) 9602 3870

www.pkf.com.au

INDEPENDENT AUDIT REPORT TO MEMBERS OF MESOBLASTLIMITED

Scope

The Financial Report and Directors' Responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Mesoblast Limited (the company), for the year ended 30 June 2005.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit Approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit Opinion

In our opinion, the financial report of Mesoblast Limited is in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the Mesoblast Limited's financial position as at 30 June 2005 and of its performance for the year ended on that date, and

  (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

PKF
Chartered Accountants

R A Dean
Partner

12 September 2005
Melbourne

A Victorian Partnership

MESOBLAST LIMITED
ABN 68 109 431 870

SHAREHOLDER INFORMATION

A. **Substantial Shareholders**

The Company's Holders of Relevant Interests as notified by ASX Substantial Shareholders and the number of shares in which they have an interest as disclosed by notices received under Part 6.7 of the Corporation Act 2001 as at 29 July 2005

	Ordinary Shares
AMP Life Ltd	2,750,000
Equity Trustees Ltd as RE for SGH PI Small Companies Trust	2,910,690
Portfolio Partners and entities in AVIVA plc Group	4,740,400
Silviu Itescu (held in Escrow for 2 years to 16 December 2006)	43,120,000

B. **Distribution of Equity Securities**

(i) Distribution Schedule of Holdings

	Ordinary Shares	Share Options
1 - 1,000	32	-
1,001 - 5,000	190	-
5,001 - 10,000	211	-
10,001 - 100,000	277	-
100,001 and over	47	12
	757	12

(ii)	Number of holders of less than a marketable parcel of shares	34	-
(iii)	Percentage held by the 20 largest holders	81.2%	

C. **Twenty Largest Equity Security Holders**

The names of the 20 largest shareholders of each class equity security as at 29 July 2005 are listed below.

		Number of Ordinary Shares Held
1.	Silviu Itescu	43,120,000
2.	National Nominees Limited	4,114,959
3.	Invia custodian Pty Limited	3,200,000
4	Equity Trustees Limited	2,910,690
5.	Medvet Sciences Pty Limited	2,790,000
6.	AMP Life Limited	2,750,000
7.	J G M Investment Group Pty Ltd	2,740,000
8.	ANZ Nominees Limited	1,841,240
9.	Queensland Investment Corporation	1,488,776
10.	Benefund Ltd	1,467,136
11.	J P Morgan Nominees Australia Limited	1,458,828

MESOBLAST LIMITED
ABN 68 109 431 870

SHAREHOLDER INFORMATION

Twenty Largest Equity Security Holders (Continued)		Number of Ordinary Shares Held
12.	Thorney Holdings Pty Ltd	1,400,000
13.	Citicorp Nominees Pty Limited	1,283,000
14.	Equity Trustees Limited	1,206,625
15.	RBC Global Services Australia Nominees Pty Ltd	1,167,595
16.	Mr. Michael Schuster	880,000
17.	Dr Anne Spooner	639,255
18.	Jetan Pty Ltd	500,000
19.	HSBC Custody Nominees (Australia) Limited	476,134
20.	Westpac Custodian Nominees Limited	458,037
		75,892,275

Number of Share Options Held

Options granted under share purchase plan pre IPO

These options were granted with an exercise price of 55cents with exercise period of 4 years

1.	JGM Investment Group Pty Ltd	1,520,000
2.	Thorney Holdings Pty Ltd	1,400,000
3.	John Bennetts	400,000
4.	Belmavic Holdings Pty Ltd	400,000
5.	Lodge Partners Pty Ltd	400,000
6.	Rak Investment Pty Ltd	200,000
7.	Jack Gurman	200,000
8.	Neurotransmission Inc	200,000
		4,720,000

Options under ESOP

Options were granted with an exercise price of 60 cents with exercise periods up to 16 December 2007

1.	Michael Spooner	400,000
2.	Paul Rennie	240,000
3.	Donal O'Dwyer	150,000
4.	Byron McAllister	150,000
		940,000

D. **Voting Rights**

The voting rights attaching to each class of equities securities are:

1 Ordinary Shares

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

2 Options

No voting rights.